



CARNIVAL
CORPORATION & PLC

2011 ANNUAL REPORT

COMPANY

Carnival Corporation & plc is the largest cruise company and among the most profitable and financially strongest vacation companies in the world. Our mission is to take the world on vacation and deliver exceptional experiences through many of the world's best-known cruise brands that cater to a variety of different geographic regions and lifestyles, all at an outstanding value unrivaled on land or at sea.

Our portfolio of cruise brands in North America, Europe, Australia and Asia are comprised of Carnival Cruise Lines, Holland America Line, Princess Cruises, Seabourn, AIDA Cruises, Costa Cruises, Cunard, Ibero Cruises, P&O Cruises (Australia) and P&O Cruises (UK). Together, these brands operate 99 ships totaling 196,000 lower berths with 10 new ships scheduled to enter service between May 2012 and March 2016. Carnival Corporation & plc also operates Holland America Princess Alaska Tours, the leading tour company in Alaska and the Canadian Yukon, which primarily complements our Alaska cruise operations. Traded on both the New York and London Stock Exchanges, Carnival Corporation & plc is the only group in the world to be included in both the S&P 500 and the FTSE 100 indices.

HIGHLIGHTS

	2011	**2010**	**2009**	**2008**	**2007**
	(in millions, except per share amounts and other statistical data)				
Revenues	**$ 15,793**	$ 14,469	$ 13,460	$ 14,947	$ 13,306
Net Income	**$ 1,912**	$ 1,978	$ 1,790	$ 2,324	$ 2,395
Earnings Per Share - Diluted	**$ 2.42**	$ 2.47	$ 2.24	$ 2.90	$ 2.95
Non-GAAP Earnings Per Share - Diluted [(a)]	**$ 2.42**	$ 2.47	$ 2.24	$ 2.90	$ 2.95
Total Assets [(b)]	**$ 38,637**	$ 37,490	$ 36,835	$ 33,400	$ 34,181
Other Statistical Data					
Passengers Carried (in thousands)	**9,559**	9,147	8,519	8,183	7,672
Passenger Capacity [(b)] [(c)]	**195,872**	191,464	180,746	169,040	158,352
Number of Ships [(b)]	**99**	98	93	88	85
Average Number of Employees	**90,000**	87,000	84,000	82,000	78,000

(a) For a discussion of the reconciliation to U.S. GAAP, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(b) As of November 30, except for 2011 passenger capacity and number of ships, which are as of January 23, 2012.

(c) Passenger capacity is calculated based on two passengers per cabin.

To Our Shareholders:

Looking back on 2011, we provided exceptional vacation experiences and lasting memories to a record 9.6 million guests, achieved the highest revenues in our history, at $16 billion, and delivered a resilient financial performance in the face of a number of adverse factors, chief among which was a nearly one-third increase in our fuel costs.

Then, on January 13, optimism was abruptly replaced with grief, as we learned of the fatal and tragic accident involving one of our corporation's ships, *Costa Concordia*.

Costa Concordia

A few hours after leaving the Italian port of Civitavecchia, *Costa Concordia*, owned by Costa Cruises, a subsidiary of Carnival Corporation & plc, struck rock off the coast of the Island of Giglio and sustained significant damage. As the vessel started listing severely, the order was given to abandon ship and deploy the lifeboats. Despite the tremendous efforts of *Concordia*'s crew, along with the Italian Coast Guard and other authorities, to evacuate over 4,000 people under highly challenging conditions, 17 guests and crewmembers tragically lost their lives in the accident and 15 remain missing at the time of this writing.

The global cruise line industry is one of the world's safest, and all of Carnival Corporation & plc's cruise lines have always maintained an outstanding safety record. We immediately ordered a thorough review of the *Concordia* accident, to be conducted with the help of industry-leading experts, as well as an extensive audit of all safety and emergency responses across all of our cruise lines.

We also made all of the corporation's resources available to Costa Cruises. Though the exact causes of the accident remain to be determined at this time, I want to reiterate the commitment we made as soon as we were apprised of its gravity, to deal fully with all of its consequences – human, environmental, social, material and financial.

While the book value of the ship, approximately $500 million at 2011 year end, should be substantially covered by insurance, our performance in 2012 will clearly be impacted by the direct and indirect financial consequences of the *Costa Concordia* accident, many of which cannot be estimated precisely at this time. We plan to adjust our full-year guidance in March, at the time of the announcement of our first quarter results.

Our business is to offer safe and enjoyable vacation experiences. All of us at Carnival Corporation & plc are deeply saddened by this tragic event that occurred despite robust safety and emergency response policies and regulations. Every one of us is deeply committed to the well being of our guests and crew and we will work tirelessly to understand what went wrong, and make sure it never happens again.

2011 – A Year in Review

Despite the challenging world events, 2011 was a solid year for our global portfolio of cruise brands. Revenues increased nine percent, with the delivery of four new cruise ships – including our 100th vessel – which drove an over five percent increase in our capacity, and we achieved a four percent improvement in revenue yields (two percent in constant dollars). Carnival Corporation & plc remained among the world's most profitable leisure travel companies in 2011, posting net income of $1.9 billion or $2.42 per share.

Our North American brands performed well, achieving an almost four percent revenue yield increase, continuing to benefit from a gradual economic recovery. Yields for our Europe, Australia and Asia brands remained steady despite disruptions from geo-political events in the Middle East and North Africa and from natural disasters in Japan.

Higher revenue yields partially offset the sharp increase in fuel prices, which reduced earnings by $535 million or $0.68 per share for the year. As always, we worked diligently throughout 2011 to improve our cost structure, particularly through our ongoing efforts to reduce fuel consumption. Our fuel usage declined another three percent in 2011, representing a 15 percent savings in fuel utilization since 2005. In addition, we recently implemented a fuel derivatives program to mitigate a portion of our risk attributable to potentially significant increases in fuel price.

Cash from operations of $3.8 billion provided more than ample funding for our $2.7 billion capital investment program and enabled us to return excess cash to our shareholders. Early in the year, our quarterly dividend was increased from $0.10 to $0.25 per share resulting in $670 million of dividend distributions in 2011. In addition, we repurchased 14.8 million shares in the open market at a cost of $455 million. Combined, our dividend distributions and share repurchases returned all of our 2011 free cash flow to shareholders.

Looking Forward – Continued Growth

2012 marks the 40th anniversary of our flagship brand Carnival Cruise Lines as well as the 25th anniversary of our $400 million initial public offering, which launched us on a fast-paced trajectory of growth and acquisitions. During the year, we expect to welcome nearly 10 million guests on our ships, about half of all guests in the global cruise industry.

We continue to focus on our global expansion, with each of our 10 worldwide cruise brands serving a broad cross-section of markets in North America, Europe, and Australia. In addition, we are building upon our existing market share by exploring new, largely untapped cruise regions with ventures in Asia designed to capitalize on the tremendous growth potential in this region.

An active shipbuilding program is a key driver to our growth, and we will continue to selectively build new, innovative ships for those brands that demonstrate attractive returns on invested capital. Currently, the 10 cruise ships we have on order are slated to be delivered between now and

2016, with three of them scheduled to enter service this year. Our current intention is to have an average of two to three new cruise ships enter service annually, some of which will replace older ships. Slower supply growth across the cruise industry and a gradual pick-up in demand as global economies recover and emerging markets further develop should positively impact our ability to profitably grow our business in all regions, while our free cash flow generation will benefit from our conservative pace of new ship construction.

Strengthening our Long-Standing Commitment to Safety and Sustainability

For us, safety and sustainability have always been at the heart of how we do business. We will redouble our efforts to regain the trust of prospective and repeat customers as well as of the communities where we do business and all other stakeholders. In the aftermath of the *Concordia* incident, we have initiated a comprehensive review of all our procedures and processes.

I wanted to take this opportunity to highlight our company's long-standing commitment to strong safety practices. Captains and deck officers across our fleet are among the most experienced, well-trained masters at sea receiving a variety of technical and other training on an ongoing basis. All of our ships are equipped with advanced navigation technology and our officers are expertly trained in its use. The corporation operates its own technical training facility and simulator (CSMART) in Almere, Netherlands, which provides bridge team management courses. That facility is the most advanced of its kind in the maritime industry.

The boards of directors of Carnival Corporation & plc have in place a board-level Health, Environmental, Safety & Security (HESS) Committee to assist the board in fulfilling their responsibility to supervise and monitor HESS policies, programs, initiatives and compliance with HESS legal and regulatory requirements. Our corporate Maritime Policy & Compliance Department is headed by a Senior Vice President and retired U.S. Navy captain. He is responsible for providing an integrated approach to management of HESS matters and for reporting to the HESS Committee on such matters.

As part of our sustainability commitment, we go beyond compliance with regulations and take our responsibility to address sustainability-related issues very seriously. We are on track to achieve our target to reduce the level of our 2015 shipboard carbon dioxide emissions rate by 20 percent from our 2005 baseline. In 2011, we published our first Corporate-level Sustainability Report, continuing the process we began over six years ago, of informing our stakeholders about our sustainability policies, practices and performance. By publishing sustainability reports we can benchmark our collective performance and identify improvement opportunities. The information in these reports better equips us to address sustainability challenges and advance as a global company.

Thanks and Recognition

I would like to take this opportunity to thank all of our shareholders, as well as our valued 90,000 employees both shipboard and shoreside, for their efforts in enabling Carnival Corporation & plc to maintain its leadership position in the cruise industry. I would also like to express my appreciation to our talented management teams as well as our board of directors for their vision, foresight and support during this challenging year.

I would like to acknowledge Uzi Zucker, who will be leaving our board later this year. Uzi was part of our original board when we went public in 1987 and his contributions to our company over the past 25 years are immeasurable. All the members of the Carnival family, and I most of all, will miss his guidance and insight.

I would also like to acknowledge Sherwood M. "Woody" Weiser who passed away last year. Woody was an original member of our board of directors and served on the board until 2003. Our condolences to the Weiser family. He will be missed.

As I close this message, my heart goes out to the thousands of people whose lives have been affected by the *Costa Concordia* accident, the families of the deceased and missing, the passengers and crew, and their loved ones. I would like to thank the Italian authorities and rescue personnel, as well as the countless and often nameless heroes who offered help. In addition, I want to express our appreciation for the support provided to us by the local population of the beautiful Island of Giglio.

Carnival Corporation & plc is a strong company. Our performance in 2011 is a clear testimonial to our ability to bounce back and to build on our leadership positions. Our strength will enable us to do right by all who have suffered from the accident earlier this year, to take all the measures needed across our organizations to ensure this never happens again, and to make sure all of our brands are synonymous with beautiful vacation memories for another 40 years and more. Our long-term fundamentals are particularly attractive in an environment where consumers around the world increasingly value the importance of their holidays, and we will continue to work hard on achieving this potential for the benefit of all our stakeholders.

Sincerely,



Micky Arison
Chairman & CEO
Carnival Corporation & plc
February 21, 2012



CARNIVAL
CORPORATION & PLC

SHAREHOLDER BENEFIT

Carnival Corporation & plc is pleased to extend the following benefit to our shareholders:

	North America Brands	Continental Europe Brands	United Kingdom Brands	Australia Brands
Onboard credit per stateroom on sailings of 14 days or longer	US $250	€200	£125	A$ 250
Onboard credit per stateroom on sailings of 7 to 13 days	US $100	€ 75	£ 50	A$ 100
Onboard credit per stateroom on sailings of 6 days or less	US $ 50	€ 40	£ 25	A$ 50

The benefit is applicable on sailings through July 31, 2013 aboard the brands listed below. Certain restrictions apply. Applications to receive these benefits should be made at least two weeks prior to cruise departure date.

This benefit is available to shareholders holding a minimum of 100 shares of Carnival Corporation or Carnival plc. Employees, travel agents cruising at travel agent rates, tour conductors or anyone cruising on a reduced-rate or complimentary basis are excluded from this offer. This benefit is not transferable and cannot be used for casino credits/charges and gratuities charged to your onboard account. Only one onboard credit per shareholder-occupied stateroom. Reservations must be made by February 28, 2013.

Please provide your name, reservation number, ship and sailing date, along with proof of ownership of Carnival Corporation or Carnival plc shares (for example, photocopy of shareholder proxy card, shares certificate or a current brokerage or nominee statement) to your travel agent or to the cruise line you have selected below.

North America Brands

Carnival Cruise Lines

Guest Administration
3655 N.W. 87th Avenue
Miami, FL 33178
Tel 800 438 6744 ext. 70450
Fax 305 406 6477
Email: guestadmin@carnival.com

Princess Cruises*

Booking Support
24844 Avenue Rockefeller
Santa Clarita, CA 91355
Tel 800 872 6779 ext. 30317
Fax 661 753 0180
Email: shareholderbenefit@princesscruises.com

Holland America Line

World Cruise Reservations
300 Elliott Avenue West
Seattle, WA 98119
Tel 800 522 3399
Fax 206 281 0627
Email: world_cruise_reservations@hollandamerica.com

Seabourn

Seabourn Reservations
300 Elliott Avenue West
Seattle, WA 98119
Tel 800 929 9391
Fax 206 501 2900
Email: seareservations@seabourn.com

Cunard*

Booking Support
24844 Avenue Rockefeller
Santa Clarita, CA 91355
Tel 800 872 6779 ext. 30317
Fax 661 753 0180
Email: shareholderbenefit@cunard.com

Costa Cruises*

Guest Services Administration
200 S. Park Road, Suite 200
Hollywood, FL 33021
Tel 800 462 6782
Fax 954 266 5868
Email: shareholderbenefit@us.costa.it

Continental Europe Brands

Costa Cruises*

Manager of Reservation
Piazza Piccapietra, 48
16121 Genoa, Italy
Tel 39 010 548 3800
Fax 39 010 548 3890
Email: shareholderbenefit@costa.it

AIDA Cruises

Manager of Reservations
Am Strande 3d
18055 Rostock, Germany
Tel 49 (0) 381 444 7540
Fax 49 (0) 381 444 96 6040
Email: shareholderbenefit@aida.de

Ibero Cruises

Reservations Manager
Ciudad Empresarial Adequa
Avda. de Burgos 89; 4º
28050 Madrid, Spain
Tel 34 93 295 2199
Fax 34 93 295 2101
Email: shareholderbenefit@iberocruceros.es

United Kingdom Brands

P & O Cruises (UK)
Cunard*

Senior Shareholder Executive
Carnival UK
Carnival House
100 Harbour Parade
Southampton
SO15 1ST
United Kingdom
Tel 44 (0) 238 065 7681
Fax 44 (0) 238 065 7360
Email: shareholderbenefits@carnivalukgroup.com

Princess Cruises (UK)*

Princess Reservations
Carnival UK
Carnival House
100 Harbour Parade
Southampton
SO15 1ST
United Kingdom
Tel: 44 (0) 845 3555 800
Email: shareholderbenefit@princesscruises.com

Australia Brands

P & O Cruises (Australia)
Princess Cruises*
Carnival Cruise Lines*

Customer Service Manager
PO Box 2006
North Sydney NSW 2059
Tel 61 2 8 424 8800
Fax 61 2 8 424 9161
Email: shareholderbenefit@carnivalaustralia.com

*The onboard credit for Cunard, Princess Cruises, Costa Cruises and Carnival Cruise Lines is determined based on the operational currency onboard the vessel.

CARNIVAL CORPORATION & PLC
CONSOLIDATED STATEMENTS OF INCOME
(in millions, except per share data)

	Years Ended November 30,		
	2011	2010	2009
Revenues			
Cruise			
Passenger tickets	$12,158	$11,084	$10,288
Onboard and other	3,357	3,104	2,885
Tour and other	278	281	287
	15,793	14,469	13,460
Costs and Expenses			
Operating			
Cruise			
Commissions, transportation and other	2,461	2,272	2,220
Onboard and other	506	474	461
Payroll and related	1,723	1,611	1,498
Fuel	2,193	1,622	1,156
Food	965	869	839
Other ship operating	2,247	2,032	1,997
Tour and other	204	212	236
Total	10,299	9,092	8,407
Selling and administrative	1,717	1,614	1,590
Depreciation and amortization	1,522	1,416	1,309
	13,538	12,122	11,306
Operating Income	2,255	2,347	2,154
Nonoperating (Expense) Income			
Interest income	11	12	14
Interest expense, net of capitalized interest	(365)	(378)	(380)
Gains on fuel derivatives, net	1	-	-
Other income (expense), net	10	(2)	18
	(343)	(368)	(348)
Income Before Income Taxes	1,912	1,979	1,806
Income Tax Expense, Net	-	(1)	(16)
Net Income	$ 1,912	$ 1,978	$ 1,790
Earnings Per Share			
Basic	$ 2.43	$ 2.51	$ 2.27
Diluted	$ 2.42	$ 2.47	$ 2.24
Dividends Declared Per Share	$ 1.00	$ 0.40	

The accompanying notes are an integral part of these consolidated financial statements.

CARNIVAL CORPORATION & PLC
CONSOLIDATED BALANCE SHEETS
(in millions, except par values)

	November 30, 2011	November 30, 2010
ASSETS		
Current Assets		
Cash and cash equivalents	$ 450	$ 429
Trade and other receivables, net	263	248
Inventories	374	320
Prepaid expenses and other	225	247
Total current assets	1,312	1,244
Property and Equipment, Net	32,054	30,967
Goodwill	3,322	3,320
Other Intangibles	1,330	1,320
Other Assets	619	639
	$38,637	$37,490
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Short-term borrowings	$ 281	$ 740
Current portion of long-term debt	1,019	613
Accounts payable	576	503
Accrued liabilities and other	1,123	1,094
Customer deposits	3,106	2,805
Total current liabilities	6,105	5,755
Long-Term Debt	8,053	8,011
Other Long-Term Liabilities and Deferred Income	647	693
Commitments and Contingencies		
Shareholders' Equity		
Common stock of Carnival Corporation, $0.01 par value; 1,960 shares authorized; 647 shares at 2011 and 646 shares at 2010 issued	6	6
Ordinary shares of Carnival plc, $1.66 par value; 215 shares at 2011 and 214 shares at 2010 issued	357	355
Additional paid-in capital	8,180	8,094
Retained earnings	18,349	17,224
Accumulated other comprehensive loss	(209)	(254)
Treasury stock, 52 shares at 2011 and 39 shares at 2010 of Carnival Corporation and 33 shares at 2011 and 31 shares at 2010 of Carnival plc, at cost	(2,851)	(2,394)
Total shareholders' equity	23,832	23,031
	$38,637	$37,490

The accompanying notes are an integral part of these consolidated financial statements.

CARNIVAL CORPORATION & PLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	Years Ended November 30,		
	2011	2010	2009
OPERATING ACTIVITIES			
Net income	$ 1,912	$ 1,978	$ 1,790
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	1,522	1,416	1,309
Share-based compensation	46	43	50
Other	48	(15)	37
Changes in operating assets and liabilities			
Receivables	(43)	106	81
Inventories	(54)	(12)	10
Prepaid expenses and other	18	(14)	7
Accounts payable	67	(36)	74
Accrued and other liabilities	(41)	81	29
Customer deposits	291	271	(45)
Net cash provided by operating activities	3,766	3,818	3,342
INVESTING ACTIVITIES			
Additions to property and equipment	(2,696)	(3,579)	(3,380)
Other, net	50	78	(4)
Net cash used in investing activities	(2,646)	(3,501)	(3,384)
FINANCING ACTIVITIES			
(Repayments of) proceeds from short-term borrowings, net	(450)	626	(288)
Principal repayments of revolvers	(13)	(350)	(1,749)
Proceeds from revolvers	8	94	1,166
Principal repayments of other long-term debt	(1,237)	(1,842)	(1,273)
Proceeds from issuance of other long-term debt	1,696	1,280	2,299
Dividends paid	(671)	(237)	(314)
Purchases of treasury stock	(454)	(524)	(188)
Sales of treasury stock	-	545	196
Proceeds from settlement of foreign currency swaps	-	-	113
Other, net	28	4	(55)
Net cash used in financing activities	(1,093)	(404)	(93)
Effect of exchange rate changes on cash and cash equivalents	(6)	(22)	23
Net increase (decrease) in cash and cash equivalents	21	(109)	(112)
Cash and cash equivalents at beginning of year	429	538	650
Cash and cash equivalents at end of year	$ 450	$ 429	$ 538

The accompanying notes are an integral part of these consolidated financial statements.

CARNIVAL CORPORATION & PLC
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in millions)

	Common stock	Ordinary shares	Additional paid-in capital	Retained earnings	Accumulated other comprehensive (loss) income	Treasury stock	Total share-holders' equity
Balances at November 30, 2008	$6	$354	$7,925	$13,771	$ (623)	$(2,296)	$19,137
Comprehensive income							
Net income	-	-	-	1,790	-	-	1,790
Change in foreign currency translation adjustment	-	-	-	-	1,043	-	1,043
Other	-	-	-	-	42	-	42
Total comprehensive income							2,875
Purchases and sales under the Stock Swap programs and other	-	-	(5)	-	-	32	27
Balances at November 30, 2009	6	354	7,920	15,561	462	(2,264)	22,039
Comprehensive income							
Net income	-	-	-	1,978	-	-	1,978
Change in foreign currency translation adjustment	-	-	-	-	(664)	-	(664)
Other	-	-	-	-	(52)	-	(52)
Total comprehensive income							1,262
Cash dividends declared	-	-	-	(315)	-	-	(315)
Purchases and sales under the Stock Swap program and other	-	1	174	-	-	(130)	45
Balances at November 30, 2010	6	355	8,094	17,224	(254)	(2,394)	23,031
Comprehensive income							
Net income	-	-	-	1,912	-	-	1,912
Change in foreign currency translation adjustment	-	-	-	-	(24)	-	(24)
Other	-	-	-	-	69	-	69
Total comprehensive income							1,957
Cash dividends declared	-	-	-	(787)	-	-	(787)
Purchases of treasury stock under the Repurchase Program and other	-	2	86	-	-	(457)	(369)
Balances at November 30, 2011	$6	$357	$8,180	$18,349	$ (209)	$(2,851)	$23,832

The accompanying notes are an integral part of these consolidated financial statements.

CARNIVAL CORPORATION & PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – General

Description of Business

Carnival Corporation is incorporated in Panama, and Carnival plc is incorporated in England and Wales. Carnival Corporation and Carnival plc operate a dual listed company ("DLC"), whereby the businesses of Carnival Corporation and Carnival plc are combined through a number of contracts and through provisions in Carnival Corporation's Articles of Incorporation and By-Laws and Carnival plc's Articles of Association. The two companies operate as if they are a single economic enterprise, but each has retained its separate legal identity. Each company's shares are publicly traded; on the New York Stock Exchange ("NYSE") for Carnival Corporation and the London Stock Exchange for Carnival plc. In addition, Carnival plc American Depository Shares are traded on the NYSE. See Note 3.

The accompanying consolidated financial statements include the accounts of Carnival Corporation and Carnival plc and their respective subsidiaries. Together with their consolidated subsidiaries, they are referred to collectively in these consolidated financial statements and elsewhere in this 2011 Annual Report as "Carnival Corporation & plc," "our," "us," and "we."

We are the largest cruise company and among the largest vacation companies in the world. Each of our cruise brands is an operating segment that we aggregate into either the (1) North America or (2) Europe, Australia & Asia reportable cruise segments (see Note 11). As of January 23, 2012, the summary by cruise brand of our passenger capacity, the number of cruise ships we operate and the primary areas or countries from where our guests are sourced are as follows:

Cruise Brands	Passenger Capacity (a)	Number of Cruise Ships	Primary Markets
North America			
Carnival Cruise Lines	58,274	23	North America
Princess Cruises ("Princess")	36,900	16	North America
Holland America Line	23,492	15	North America
Seabourn	1,974	6	North America
North America Cruise Brands	120,640	60	
Europe, Australia & Asia ("EAA")			
Costa Cruises ("Costa") (b)	29,286	14	Italy, France and Germany
P&O Cruises (UK)	14,610	7	United Kingdom ("UK")
AIDA Cruises ("AIDA")	14,248	8	Germany
Cunard	6,670	3	UK and North America
P&O Cruises (Australia) (c)	6,242	4	Australia
Ibero Cruises ("Ibero")	4,176	3	Spain and South America
EAA Cruise Brands	75,232	39	
	195,872	99	

(a) In accordance with cruise business practice, passenger capacity is calculated based on the assumption of two passengers per cabin even though some cabins can accommodate three or more passengers.

(b) Does not include the 2,978-passenger capacity *Costa Concordia* (See Note 15).

(c) Includes the 1,460-passenger capacity *Pacific Sun*, which was sold in December 2011 to an unrelated entity and is being operated under a bareboat charter agreement until July 2012.

NOTE 2 – Summary of Significant Accounting Policies

Basis of Presentation

We consolidate entities over which we have control, as typically evidenced by a direct ownership interest of greater than 50%, or for which we are the primary beneficiary (see Note 3). We do not separately present our noncontrolling interests in the consolidated financial statements since the amounts are insignificant. For affiliates where significant influence over financial and operating policies exists, as typically evidenced by a direct ownership interest from 20% to 50%, the investment is accounted for using the equity method.

Preparation of Financial Statements

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported and disclosed in our financial statements. Actual results may differ from the estimates used in preparing our consolidated financial statements. All significant intercompany balances and transactions are eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents include investments with maturities of three months or less at acquisition, which are stated at cost. At November 30, 2011 and 2010, cash and cash equivalents are comprised of cash on hand, money market funds and time deposits.

Inventories

Inventories consist primarily of food and beverage provisions, hotel and restaurant products and supplies, fuel and gift shop and art merchandise held for resale, which are all carried at the lower of cost or market. Cost is determined using the weighted-average or first-in, first-out methods.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization were computed using the straight-line method over our estimates of average useful lives and residual values, as a percentage of original cost, as follows:

	Years	Residual Values
Ships	30	15%
Ship improvements	3-28	0% or 15%
Buildings and improvements	5-35	0-10%
Computer hardware and software	3-7	0-10%
Transportation equipment and other	2-20	0-10%
Leasehold improvements, including port facilities	Shorter of lease term or related asset life	-

Our cruise business is very capital intensive. Each year, a capital program is developed for the improvement of our ships, as well as asset replacements to enhance efficiency of operations, gain strategic benefits or provide newer improved product offerings to our guests. Ship improvement costs that we believe add value to our ships, such as those incurred for refurbishments, safety and operational efficiencies, are capitalized to the ships and depreciated over their or the ships' estimated remaining useful life, whichever is shorter, while costs of repairs and maintenance, including minor improvement costs, are charged to expense as incurred. We capitalize interest as part of acquiring ships and other capital projects during their construction period. The specifically identified or estimated cost and accumulated depreciation of previously capitalized ship components are written-off upon retirement, which may result in a loss on disposal that is included in other ship operating expenses.

Dry-dock costs primarily represent planned major maintenance activities that are incurred when a ship is taken out-of-service for scheduled maintenance. These costs are expensed as incurred and included in other ship operating expenses.

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be fully recoverable. Upon the occurrence of a triggering event, the assessment of possible impairment is based on our ability to recover the carrying value of our asset based on our estimate of its undiscounted future cash flows. If these estimated undiscounted future cash flows are less than the carrying value of the asset, an impairment charge is recognized for the excess, if any, of the asset's carrying value over its estimated fair value.

Intangibles

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business acquisitions. We review our goodwill for impairment at least annually and, when events or circumstances dictate, more frequently. All of our goodwill has been allocated to our reporting units, also referred to as "cruise brands". Our goodwill impairment reviews consist of a two-step process. The first step is to determine the fair value of the cruise brand and compare it to the carrying value of the net assets allocated to the cruise brand. If this fair value exceeds the carrying value no further analysis or goodwill write-down is required. The second step is required if the fair value of the cruise brand is less than the carrying value of the net assets. In this step the estimated fair value of the cruise brand is allocated to all the underlying assets and liabilities, including both recognized and unrecognized tangible and intangible assets, based on their relative fair values. If necessary, goodwill is then written-down to its implied fair value.

Trademarks represent substantially all of our other intangibles. For certain acquisitions, we have allocated a portion of the purchase prices to the acquiree's identified trademarks. Trademarks are estimated to have an indefinite useful life and, therefore, are not amortizable, but are reviewed for impairment at least annually and, when events or circumstances dictate, more frequently. Our trademarks would be considered impaired if their carrying value exceeds their estimated fair value. The costs of developing and maintaining our trademarks are expensed as incurred.

A significant amount of judgment is required in estimating the fair values of our cruise brands and trademarks.

Revenue and Expense Recognition

Guest cruise deposits represent unearned revenues and are initially recorded as customer deposit liabilities generally when received. Customer deposits are subsequently recognized as cruise revenues, together with revenues from onboard and other activities, and all associated direct costs and expenses of a voyage are recognized as cruise costs and expenses, upon completion of voyages with durations of ten nights or less and on a pro rata basis for voyages in excess of ten nights. The impact of recognizing these shorter duration cruise revenues and costs and expenses on a completed voyage basis versus on a pro rata basis is not material. Future travel discount vouchers issued to guests are recorded as a reduction of cruise passenger ticket revenues when such vouchers are utilized. Cancellation fees are recognized in cruise passenger ticket revenues at the time of the cancellation.

Our sale to guests of air and other transportation to and from our ships and the related cost of purchasing this service are recorded in cruise passenger ticket revenues and cruise transportation costs, respectively. The proceeds that we collect from the sale of third party shore excursions and on behalf of onboard concessionaires, net of the amounts remitted to them, are recorded as concession revenues in onboard and other cruise revenues. These amounts are recognized on a completed voyage or pro rata basis as discussed above.

Cruise passenger ticket revenues include fees and taxes levied by governmental authorities and collected by us from our guests. A portion of these fees and taxes vary with guest head counts and are directly imposed on a revenue-producing arrangement. This portion of the fees and taxes is expensed in commissions, transportation and other costs when the corresponding revenues are recognized. These fees and taxes included in passenger ticket revenues and commissions, transportation and other costs were $405 million, $346 million and $303 million in fiscal 2011, 2010 and 2009, respectively. The remaining portion of governmental fees and taxes are also included in passenger ticket revenues but are expensed in other ship operating expenses.

Revenues and expenses from our hotel, tour and transportation operations are recognized at the time the services are performed or expenses are incurred. Revenues from the leasing of our owned ships to an unaffiliated entity are recognized ratably over the term of the charter agreement using the straight-line method. See Note 11.

Insurance and Self-Insurance

We use a combination of insurance and self-insurance to address a number of risks including, among others, illness and injury to crew, guest injuries, pollution, damages to hull and machinery for each of our ships, war risks, workers' compensation, employee health, directors and officers liability, property damages and general liabilities for third party claims. Substantially all the liabilities associated with crew illnesses and crew and guest injury claims are estimated actuarially based on historical claims experience, loss development factors and other assumptions. While we believe the estimated loss amounts accrued are adequate, the ultimate loss may differ from the amounts provided.

Selling and Administrative Expenses

Selling expenses include a broad range of advertising, such as marketing and promotional expenses. Advertising is charged to expense as incurred, except for media production costs. Media production costs are recorded as prepaid expenses and charged to expense upon the first airing of the advertisement. Advertising expenses totaled $527 million, $507 million and $508 million in fiscal 2011, 2010 and 2009, respectively. Administrative expenses represent the costs of our shoreside ship support, reservations and other administrative functions, and include, among others, salaries and related benefits, professional fees and occupancy costs, which are typically expensed as incurred.

Foreign Currency Translations and Transactions

Our underlying businesses generate earnings in a number of different currencies, principally the U.S. dollar, euros, sterling and Australian dollar. Each business determines its functional currency by reference to its relevant economic environment. We translate the assets and liabilities of our foreign operations that have functional currencies other than the U.S. dollar at exchange rates in effect at the balance sheet date. Revenues and expenses of these foreign operations are translated at weighted-average exchange rates for the reporting period. Their equity is translated at historical rates and the resulting cumulative foreign currency translation adjustments are included as a component of accumulated other comprehensive income ("AOCI"). Therefore, the U.S. dollar value of these non-equity translated items in our consolidated financial statements will fluctuate from period to period, depending on the changing value of the U.S. dollar versus these currencies.

Gains and losses arising from the remeasurement of monetary assets and liabilities and foreign currency transactions denominated in a currency other than the functional currency of the entity involved are immediately included in nonoperating earnings, unless such monetary liabilities have been designated to act as hedges of net investments in our foreign operations or such assets have been designated to act as hedges of ship commitments. These net gains or losses included in nonoperating earnings were insignificant in fiscal 2011, 2010 and 2009. In addition, the unrealized gains or losses on our long-term intercompany receivables denominated in a non-functional currency, which are not expected to be repaid in the foreseeable future and are therefore considered to form part of our net investments, are recorded as foreign currency translation adjustments, which are included as a component of AOCI.

Earnings Per Share

Basic earnings per share is computed by dividing net income by the weighted-average number of shares outstanding during each period. Diluted earnings per share is computed by dividing adjusted net income by the weighted-average number of shares, common stock equivalents and other potentially dilutive securities outstanding during each period. For earnings per share purposes, Carnival Corporation common stock and Carnival plc ordinary shares are considered a single class of shares since they have equivalent rights (see Note 3). All shares that were issuable under our outstanding convertible notes that had contingent share conversion features were considered outstanding for our diluted earnings per share computations, if dilutive, using the "if converted" method of accounting from the date of issuance.

Share-Based Compensation

We recognize compensation expense for all share-based compensation awards using the fair value method. Share-based compensation cost is recognized ratably using the straight-line attribution method over the expected vesting period or to the retirement eligibility date, if less than the vesting period, when vesting is not contingent upon any future performance. For performance-based share awards, we recognize compensation cost over the vesting period based on the probability of the performance condition being achieved over the vesting period. If the performance condition is not met, compensation expense will not be recognized and any previously recognized compensation expense will be reversed. In addition, we estimate the amount of expected forfeitures, based on historical forfeiture experience, when calculating compensation cost. If the actual forfeitures that occur are significantly different from the estimate, then we revise our estimates.

NOTE 3 – DLC Arrangement

In 2003, Carnival Corporation and Carnival plc (formerly known as P&O Princess Cruises plc) completed a DLC transaction, which implemented Carnival Corporation & plc's DLC arrangement. The contracts governing the DLC arrangement provide that Carnival Corporation and Carnival plc each continue to have separate boards of directors, but the boards and senior executive management of both companies are identical. The constitutional documents of each of the companies also provide that, on most matters, the holders of the common equity of both companies effectively vote as a single body. On specified matters where the interests of Carnival Corporation's shareholders may differ from the interests of Carnival plc's shareholders (a "class rights action" such as transactions primarily designed to amend or unwind the DLC arrangement), each shareholder body will vote separately as a class. Generally, no class rights action will be implemented unless approved by both shareholder bodies.

Upon the closing of the DLC transaction, Carnival Corporation and Carnival plc also executed the Equalization and Governance Agreement, which provides for the equalization of dividends and liquidation distributions based on an equalization ratio and contains provisions relating to the governance of the DLC arrangement. Because the current equalization ratio is 1 to 1, one Carnival plc ordinary share is entitled to the same distributions, subject to the terms of the Equalization and Governance Agreement, as one share of Carnival Corporation common stock. In a liquidation of either company or both companies, if the hypothetical potential per share liquidation distributions to each company's shareholders are not equivalent, taking into account the relative value of the two companies' assets and the indebtedness of each company, to the extent that one company has greater net assets so that any liquidation distribution to its shareholders would not be equivalent on a per share basis, the company with the ability to make a higher net distribution is required to make a payment to the other company to equalize the possible net distribution to shareholders, subject to certain exceptions.

At the closing of the DLC transaction, Carnival Corporation and Carnival plc also executed deeds of guarantee. Under the terms of Carnival Corporation's deed of guarantee, Carnival Corporation has agreed to guarantee all indebtedness and certain other monetary obligations of Carnival plc that are incurred under agreements entered into on or after the closing date of the DLC transaction. The terms of Carnival plc's deed of guarantee mirror those of Carnival Corporation's. In addition, Carnival Corporation and Carnival plc have each extended their respective deeds of guarantee to the other's pre-DLC indebtedness and certain other monetary obligations, or alternatively have provided standalone guarantees in lieu of utilization of these deeds of guarantee, thus effectively cross guaranteeing all Carnival Corporation and Carnival plc indebtedness and certain other monetary obligations. Each deed of guarantee provides that the creditors to whom the obligations are owed are intended third party beneficiaries of such deed of guarantee.

The deeds of guarantee are governed and construed in accordance with the laws of the Isle of Man. Subject to the terms of the deeds of guarantee, the holders of indebtedness and other obligations that are subject to the deeds of guarantee will have recourse to both Carnival plc and Carnival Corporation, though a Carnival plc creditor must first make written demand on Carnival plc and a Carnival Corporation creditor on Carnival Corporation. Once the written demand is made by letter or other form of notice, the holders of indebtedness or other obligations may immediately commence an action against the relevant guarantor. Accordingly, there is no requirement under the deeds of guarantee to obtain a judgment, take other enforcement actions or wait any period of time prior to taking steps against the relevant guarantor. All actions or proceedings arising out of or in connection with the deeds of guarantee must be exclusively brought in courts in England.

Under the terms of the DLC transaction documents, Carnival Corporation and Carnival plc are permitted to transfer assets between the companies, make loans to or investments in each other and otherwise enter into intercompany transactions. The companies have entered into some of these types of transactions and may enter into additional transactions in the future to take advantage of the flexibility provided by the DLC arrangement, and to operate both companies as a single unified economic enterprise in the most effective manner. In addition, under the terms of the Equalization and Governance Agreement and the deeds of guarantee, the cash flow and assets of one company are required to be used to pay the obligations of the other company, if necessary.

Given our DLC arrangement, we believe that providing separate financial statements for each of Carnival Corporation and Carnival plc would not present a true and fair view of the economic realities of their operations. Accordingly, separate financial statements for both Carnival Corporation and Carnival plc have not been presented.

NOTE 4 – Property and Equipment

Property and equipment consisted of the following (in millions):

	November 30,	
	2011	**2010**
Ships, including ship improvements	$ 39,764	$37,348
Ships under construction	526	696
	40,290	38,044
Land, buildings and improvements, including leasehold improvements and port facilities	898	858
Computer hardware and software, transportation equipment and other	1,016	934
Total property and equipment	42,204	39,836
Less accumulated depreciation and amortization	(10,150)	(8,869)
	$ 32,054 (a)	$30,967 (a)

(a) At November 30, 2011 and 2010, the net carrying values of ships and ships under construction for our North America, EAA, Cruise Support and Tour and Other segments were $17.9 billion, $12.8 billion, $0.2 billion and $0.1 billion and $17.5 billion, $12.1 billion, $0.2 billion and $0.2 billion, respectively.

Ships under construction include progress payments for the construction of new ships, as well as design and engineering fees, capitalized interest, construction oversight costs and various owner supplied items. Capitalized interest, substantially all on our ships under construction, amounted to $21 million, $26 million and $37 million in fiscal 2011, 2010 and 2009, respectively.

Repairs and maintenance expenses, including minor improvement costs and dry-dock expenses, were $830 million, $797 million and $749 million in fiscal 2011, 2010 and 2009, respectively, and are substantially all included in other ship operating expenses.

In 2010, we recognized a $44 million gain on the sale of P&O Cruises (UK)'s *Artemis* as a reduction of other ship operating expenses. We operated *Artemis* under a bareboat charter agreement until April 2011.

During fiscal 2011, we reviewed certain of our ships for impairment since there were indicators of impairment. As a result of these reviews, in August 2011 we recorded $28 million of estimated impairment charges in other ship operating expenses as a result of the possible sales of the 754-passenger capacity *Costa Marina,* which was sold in November 2011, and the 1,460-passenger capacity *Pacific Sun*, which was sold in December 2011.

See Note 15 for a discussion of the January 2012 *Costa Concordia* incident.

NOTE 5 – Debt

Long-term debt and short-term borrowings consisted of the following (in millions):

	November 30, 2011 (a)	November 30, 2010 (a)
SECURED LONG-TERM DEBT		
Fixed rate export credit facilities, bearing interest at 5.4% and 5.5%, collateral released in 2011	$ -	$ 328
Other	3	3
Total Secured Long-term Debt	3	331
UNSECURED LONG-TERM DEBT		
Export Credit Facilities		
Fixed rate, bearing interest at 4.2% to 5.5%, due through 2020 (b)	2,340	2,339
Euro fixed rate, bearing interest at 3.8% to 4.5%, due through 2025 (b)	470	503
Floating rate, bearing interest at LIBOR plus 1.3% to 1.6% (1.6% to 2.0%), due through 2023 (c)(d)	872	688
Euro floating rate, bearing interest at EURIBOR plus 0.2% to 1.0% (1.7% to 2.8%), due through 2026 (b)(e)	1,314	824
Bank Loans		
Fixed rate, bearing interest at 2.7% to 4.4%, due through 2015 (b)(f)(g)	850	851
Euro fixed rate, bearing interest at 3.9% to 4.7%, due through 2021 (b)	350	406
Floating rate, bearing interest at LIBOR plus 0.7% to 0.9% (1.1% to 1.5%), due through 2016 (g)(h)	500	150
Euro floating rate, bearing interest at EURIBOR plus 0.6% (2.1%), due in 2014 (b)(i)	135	262
Private Placement Notes		
Fixed rate, bearing interest at 5.9% to 6.0%, due through 2016	121	123
Euro fixed rate, bearing interest at 6.7% to 7.3%, due through 2018 (b)	247	246
Publicly-Traded Notes		
Fixed rate, bearing interest at 6.7% to 7.2%, due through 2028	528	529
Euro fixed rate, bearing interest at 4.3%, due in 2013	997	991
Sterling fixed rate, bearing interest at 5.6%, due in 2012	314	322
Other	31	59
Total Unsecured Long-term Debt	9,069	8,293
UNSECURED SHORT-TERM BORROWINGS		
Commercial paper, with aggregate weighted-average interest rate of 0.3%, repaid in December 2011	162	696
Euro bank loans, with aggregate weighted-average interest rate of 1.8%, repaid in December 2011	119	44
Total Unsecured Short-term Borrowings	281	740
Total Unsecured Debt	9,350	9,033
Total Debt	9,353	9,364
Less short-term borrowings	(281)	(740)
Less current portion of long-term debt	(1,019)	(613)
Total Long-term Debt	$ 8,053	$8,011

(See next page for footnotes.)

(a) All interest rates are as of the latest balance sheet date for which there is an outstanding debt balance. The debt table does not include the impact of our foreign currency and interest rate swaps. At November 30, 2011, 56%, 41% and 3% (60%, 37% and 3% at November 30, 2010) of our debt was U.S. dollar, euro and sterling-denominated, respectively, including the effect of foreign currency swaps. Substantially all of our debt agreements, including our main revolving credit facility, contain one or more financial covenants that require us, among other things, to maintain minimum debt service coverage and minimum shareholders' equity and to limit our debt to capital and debt to equity ratios and the amounts of our secured assets and secured and other indebtedness. Generally, if an event of default under any debt agreement occurs, then pursuant to cross default acceleration clauses, substantially all of our outstanding debt and derivative contract payables (see Note 10) could become due, and all debt and derivative contracts could be terminated. At November 30, 2011, we believe we were in compliance with all of our debt covenants.

(b) Includes an aggregate $3.5 billion of debt whose interest rate would increase upon a downgrade of the long-term senior unsecured credit ratings of Carnival Corporation or Carnival plc from BBB+ to BBB, or A3 to Baa2, and will increase further upon additional credit rating downgrades, exclusive of the amount shown in Note (g).

(c) In 2011, we borrowed $583 million under an unsecured export credit facility, the proceeds of which were used to pay for a portion of *Carnival Magic's* purchase price. This facility bears interest at LIBOR plus a margin of 160 basis points ("bps") and is due in semi-annual installments through April 2023.

(d) In 2011, we repaid $300 million of an unsecured floating rate export credit facility that was borrowed to pay for a portion of *Queen Elizabeth's* purchase price prior to its maturity dates through 2022.

(e) In 2011, we borrowed $406 million under an unsecured euro-denominated export credit facility, the proceeds of which were used to pay for a portion of *AIDAsol's* purchase price. This facility bears interest at EURIBOR plus a margin of 20 bps and is due in semi-annual installments through March 2023. In addition, in 2011 Costa borrowed $209 million under an unsecured euro-denominated export credit facility, which bears interest at EURIBOR plus a margin of 98 bps and is due in semi-annual installments through October 2026.

(f) Includes a $150 million bank loan that currently carries a fixed interest rate. However, the loan can be converted to a floating interest rate at the option of the lenders.

(g) Includes an aggregate $600 million of bank loans whose interest rate, and in the case of our main revolver its commitment fees, would increase upon a downgrade in the long-term senior unsecured credit ratings of Carnival Corporation or Carnival plc from A3 to Baa1, and will increase further upon additional credit rating downgrades.

(h) In 2011, we repaid $150 million of an unsecured floating rate bank loan prior to its 2013 maturity date. In addition, in 2011 we borrowed an aggregate $500 million under four unsecured floating rate bank loans that mature through October 2016.

(i) In 2011, we repaid $136 million of an unsecured floating rate euro-denominated bank loan prior to its 2014 maturity date.

At November 30, 2011, the scheduled annual maturities of our debt were as follows (in millions):

	Fiscal						
	2012	**2013**	**2014**	**2015**	**2016**	**Thereafter**	**Total**
Short-term borrowings	$ 281						$ 281
Long-term debt	1,019	$1,624	$1,557	$1,195	$780	$2,897	9,072
	$1,300	$1,624	$1,557	$1,195	$780	$2,897	$9,353

Debt issuance costs are generally amortized to interest expense using the straight-line method, which approximates the effective interest method, over the term of the debt. In addition, all debt issue discounts are amortized to interest expense using the effective interest rate method over the term of the notes.

Committed Ship Financings

We have unsecured long-term export credit committed ship financings, for which we have the option to draw in euros and/or U.S. dollars depending on the facility, in order to pay for a portion of our ships' purchase prices. These commitments, if drawn, are generally repayable semi-annually over 12 years. We have the option to cancel each one at specified dates prior to the underlying ship's delivery date.

At January 23, 2012, our committed ship financings are as follows:

Cruise Brands and Ships	Fiscal Year Scheduled for Funding	Amount (in millions)
North America		
Carnival Cruise Lines		
Carnival Breeze	2012	$ 560
Princess		
Royal Princess	2013	538
Newbuild	2014	538
North America Cruise Brands		1,636
EAA		
AIDA		
AIDAmar	2012	389
Newbuild	2013	318
Newbuild	2015	452
Newbuild	2016	452
P&O Cruises (UK)		
Newbuild	2015	554
Costa		
Newbuild	2014	522
EAA Cruise Brands		2,687
		$4,323

Revolving Credit Facilities

In 2011, concurrent with the early termination of our existing multi-currency revolving credit facility for $2.0 billion (comprised of $1.2 billion, €400 million and £200 million), Carnival Corporation, Carnival plc and certain of Carnival plc's subsidiaries entered into a five-year multi-currency revolving credit facility for $2.5 billion (comprised of $1.6 billion, €450 million and £150 million) (the "Facility"). The Facility currently bears interest at LIBOR/EURIBOR plus a margin of 65 bps. The margin will vary based on changes to Carnival Corporation's and Carnival plc's long-term senior unsecured credit ratings. We are required to pay a commitment fee of 35% of the margin per annum on any undrawn portion. If more than one-third or if more than two-thirds of the Facility is drawn, we will incur an additional 15 bps or 30 bps utilization fee, respectively, on the total amount outstanding.

At November 30, 2011, we also had two other revolving credit facilities with an aggregate $161 million available that mature through 2015. At November 30, 2011, $2.4 billion was available under our Facility and our other revolving credit facilities, net of outstanding commercial paper.

NOTE 6 – Commitments

Ship Commitments

At November 30, 2011, we had 10 ships under contract for construction with an aggregate passenger capacity of 31,987. The estimated total cost of these ships is $6.6 billion, which includes the contract prices with the shipyards, design and engineering fees, capitalized interest, construction oversight costs and various owner supplied items. We have paid $0.5 billion through November 30, 2011 and anticipate paying $1.8 billion, $1.1 billion, $1.4 billion, $1.2 billion and $0.5 billion of the remaining estimated total costs in fiscal 2012, 2013, 2014, 2015 and 2016, respectively.

Operating Leases, Port Facilities and Other Commitments

Rent expense under our operating leases, primarily for office and warehouse space, was $59 million, $61 million and $54 million in fiscal 2011, 2010 and 2009, respectively.

At November 30, 2011, minimum amounts payable for our operating leases, with initial or remaining terms in excess of one year, and for the annual usage of port facilities and other contractual commitments with remaining terms in excess of one year, were as follows (in millions):

	Fiscal						
	2012	2013	2014	2015	2016	Thereafter	Total
Operating leases	$ 41	$ 39	$ 34	$ 31	$ 28	$180	$ 353
Port facilities and other	120	118	104	101	103	743	1,289
	$161	$157	$138	$132	$131	$923	$1,642

NOTE 7 – Contingencies

Litigation

In the normal course of our business, various claims and lawsuits have been filed or are pending against us. Most of these claims and lawsuits are covered by insurance and, accordingly, the maximum amount of our liability, net of any insurance recoverables, is typically limited to our self-insurance retention levels. Management believes the ultimate outcome of these claims and lawsuits will not have a material adverse impact on our consolidated financial statements.

Contingent Obligations – Lease Out and Lease Back Type ("LILO") Transactions

In April 2011, Carnival Corporation and certain participants voluntarily unwound $87 million of one of its LILO contingent liability transactions. Accordingly, at November 30, 2011 Carnival Corporation had estimated contingent obligations totaling $425 million, excluding termination payments as discussed below, to participants in LILO transactions for two of its ships. At the inception of these leases, the aggregate of the net present value of these obligations was paid by Carnival Corporation to a group of major financial institutions, who agreed to act as payment undertakers and directly pay these obligations. As a result, these contingent obligations are considered extinguished, and neither the funds nor the contingent obligations have been included in our accompanying Consolidated Balance Sheets.

In the event that Carnival Corporation were to default on its contingent obligations and assuming performance by all other participants, we estimate that we would, as of November 30, 2011, be responsible for a termination payment of $61 million. In 2017, we have the right to exercise options that would terminate these two LILO transactions at no cost to us.

In certain cases, if the credit ratings of the financial institutions who are directly paying the contingent obligations fall below AA-, then Carnival Corporation will be required to replace these financial institutions with other financial institutions whose credit ratings are at least AA or meet other specified credit requirements. In such circumstances we would incur additional costs, although we estimate that they would be immaterial to our consolidated financial statements. The two financial institution payment undertakers subject to this AA- credit rating threshold each have a credit rating of AA. If Carnival Corporation's credit rating, which is BBB+, falls below BBB, it will be required to provide a standby letter of credit for $47 million, or, alternatively, provide mortgages for this aggregate amount on these two ships.

Contingent Obligations – Indemnifications

Some of the debt agreements that we enter into include indemnification provisions that obligate us to make payments to the counterparty if certain events occur. These contingencies generally relate to changes in taxes and changes in laws that increase lender capital costs and other similar costs. The indemnification clauses are often standard contractual terms and were entered into in the normal course of business. There are no stated or notional amounts included in the indemnification clauses, and we are not able to estimate the maximum potential amount of future payments, if any, under these indemnification clauses. We have not been required to make any material payments under such indemnification clauses in the past and, under current circumstances, we do not believe a request for material future indemnification payments is probable.

NOTE 8 – Income and Other Taxes

The following is a summary of our principal taxes and exemptions, which do not result in a material income tax expense. Income taxes in other jurisdictions where we do business are nominal.

U.S. Income Tax

We are primarily foreign corporations engaged in the business of operating cruise ships in international transportation. Our North American cruise ship business and certain ship-owning subsidiaries are engaged in a trade or business within the U.S. Depending on the itinerary of any particular ship, that ship may generate income from sources within the U.S. We believe that our U.S. source income and the income of our ship-owning subsidiaries, to the extent derived from, or incidental to, the international operation of a ship or ships, is currently exempt from U.S. federal income and branch profits tax.

In general, under Section 883 of the Internal Revenue Code, certain non-U.S. corporations (such as our North American cruise ship businesses) are not subject to U.S. federal income tax or branch profits tax on U.S. source income derived from, or incidental to, the international operation of a ship or ships. Applicable U.S. Treasury regulations provide, in general that a foreign corporation will qualify for the benefits of Section 883 if, in relevant part, (i) the foreign country in which the foreign corporation is organized grants an equivalent exemption to corporations organized in the U.S. (an "equivalent exemption jurisdiction") and (ii) the foreign corporation meets a defined publicly-traded test. Subsidiaries of foreign corporations that are organized in an equivalent exemption jurisdiction and meet the publicly-traded test also benefit from Section 883. We believe that Panama is an equivalent exemption jurisdiction and Carnival Corporation currently qualifies as a publicly-traded corporation under the regulations. Accordingly, substantially all of Carnival Corporation's income is exempt from U.S. federal income and branch profits tax.

Regulations under Section 883 list items that the Internal Revenue Service does not consider to be incidental to ship operations. Among the items identified as not incidental is income from the sale of air transportation, transfers, shore excursions and pre- and post-cruise land and tour packages to the extent earned from sources within the U.S.

We believe that the U.S. source transportation income earned by Carnival plc and its UK and Italian resident subsidiaries currently qualifies for exemption from U.S. federal income tax under applicable bilateral U.S. income tax treaties.

Our domestic U.S. operations, principally the hotel and transportation business of Holland America Princess Alaska Tours, are subject to state and federal income taxation in the U.S.

Carnival Corporation and Carnival plc and certain of their subsidiaries are subject to various U.S. state income taxes generally imposed on each state's portion of the U.S. source income subject to U.S. federal income taxes. However, the state of Alaska imposes an income tax on its allocated portion of the total income of our companies doing business in Alaska and certain of their subsidiaries.

UK and Australian Income Tax

Cunard, P&O Cruises (UK) and P&O Cruises (Australia) are divisions of Carnival plc, which have elected to enter the UK tonnage tax regime. Companies to which the tonnage tax regime applies pay corporation taxes on profits calculated by reference to the net tonnage of qualifying ships. UK corporation tax is not chargeable under the normal UK tax rules on these brands' relevant shipping income. Relevant shipping income includes income from the operation of qualifying ships and from shipping related activities.

For a company to be eligible for the regime, it must be subject to UK corporation tax and, among other matters, operate qualifying ships that are strategically and commercially managed in the UK. Companies within UK tonnage tax are also subject to a seafarer training requirement.

Our UK non-shipping activities that do not qualify under the UK tonnage tax regime remain subject to normal UK corporation tax. Dividends received from subsidiaries of Carnival plc doing business outside the UK are generally exempt from UK corporation tax.

Substantially all of P&O Cruises (Australia)'s income is exempt from Australian corporation taxes by virtue of the UK/Australian income tax treaty.

Italian, German, Portuguese and Spanish Income Tax

Carnival plc's German and Spanish brands, AIDA and Ibero, are both divisions of Costa. Effective through fiscal 2014, Costa is entered into the Italian Tonnage Tax regime and Costa intends to reapply for an additional ten-year period beginning 2015. This regime taxes Costa's, AIDA's and Ibero's shipping profits, as defined, which are principally all of their earnings, calculated by reference to the net tonnage of their qualifying ships.

Most of Costa's and AIDA's earnings not considered to be shipping profits for Italian Tonnage Tax purposes, will be taxed at an effective tax rate of approximately 6% under the Italian tax regime since all of their ships are Italian registered. The majority of AIDA's earnings are exempt from German corporation taxes by virtue of the Italy/Germany income tax treaty.

All of Ibero's ships are registered in Portugal. Provided certain local employment requirements are satisfied, most of Ibero's income that is not considered to be shipping profits for Italian Tonnage Tax purposes was exempt from Portuguese income tax through 2011 and, in 2012, will be subject to Portuguese income tax at an effective rate of 3%, which will gradually increase to 5% in 2020. Ibero's Spanish operations are minimal and, therefore, its Spanish income taxes are minimal.

In fiscal 2010, AIDA and Costa recognized a $30 million income tax benefit from an Italian investment incentive related to certain of their newbuild expenditures.

Brazilian and Mexican Income Tax

From November through March, Costa charters certain of its ships for operation in Brazil to a Brazilian subsidiary. The subsidiary's earnings are subject to Brazilian resident income tax, and we believe payments this subsidiary makes to Costa are exempt from Brazilian income tax under Brazilian domestic law and the Italy/Brazil income tax treaty.

The operation of our port facility in Mexico is subject to the tax regime applicable to Mexican resident businesses.

Other

We recognize income tax benefits for uncertain tax positions, based solely on their technical merits, when it is more likely than not to be sustained upon examination by the relevant tax authority. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate resolution. All interest expense related to income tax liabilities is included in income tax expense. Based on all known facts and circumstances and current tax law, we believe that the total amount of our uncertain income tax position liabilities and related accrued interest are not material to our financial position.

We do not expect to incur income taxes on future distributions of undistributed earnings of foreign subsidiaries and, accordingly, no deferred income taxes have been provided for the distribution of these earnings. In addition to or in place of income taxes, virtually all jurisdictions where our ships call impose taxes and/or fees based on guest counts, ship tonnage, passenger capacity or some other measure, and these taxes and/or fees are included in other ship operating expenses.

NOTE 9 – Shareholders' Equity

Carnival Corporation's Articles of Incorporation authorize its Board of Directors, at its discretion, to issue up to 40 million shares of preferred stock. At November 30, 2011 and 2010, no Carnival Corporation preferred stock had been issued and only a nominal amount of Carnival plc preference shares had been issued.

In September 2007, our Boards of Directors authorized the repurchase of up to an aggregate of $1 billion of Carnival Corporation common stock and Carnival plc ordinary shares subject to certain restrictions (the "Repurchase Program"). The Repurchase Program does not have an expiration date and may be discontinued by our Boards of Directors at any time.

During fiscal 2011, we repurchased 13.5 million shares of Carnival Corporation common stock for $413 million under the Repurchase Program. In addition, during 2011 Carnival Investments Limited, a subsidiary of Carnival Corporation, also repurchased 1.3 million ordinary shares of Carnival plc for $41 million under the Repurchase Program. During 2010 and 2009, there were no repurchases of Carnival Corporation common stock or Carnival plc ordinary shares under the Repurchase Program. At November 30, 2011, the remaining availability under the Repurchase Program was $334 million. There were no repurchases under the Repurchase Program from December 1, 2011 through January 23, 2012.

In addition to the Repurchase Program, the Boards of Directors have authorized the repurchase of up to 19.2 million Carnival plc ordinary shares and up to 31.5 million shares of Carnival Corporation common stock under the "Stock Swap" programs described below. We use the "Stock Swap" programs in situations where we can obtain an economic benefit because either Carnival Corporation common stock or Carnival plc ordinary shares are trading at a price that is at a premium or discount to the price of Carnival plc ordinary shares or Carnival Corporation common stock, as the case may be. This economic benefit is used for general corporate purposes, which could include repurchasing additional stock under the Repurchase Program. During 2011, no Carnival Corporation common stock or Carnival plc ordinary shares were sold or repurchased under the "Stock Swap" programs. All Carnival plc share repurchases under both the Repurchase Program and the "Stock Swap" authorizations require annual shareholder approval.

In fiscal 2010 and 2009, we sold 14.8 million shares and 5.8 million shares of Carnival plc ordinary shares held as treasury stock for $545 million and $187 million of net proceeds, respectively. In fiscal 2010 and 2009, substantially all of these net proceeds were used to fund the repurchase of 14.8 million shares and 5.8 million shares of Carnival Corporation common stock, respectively. We sold Carnival plc ordinary shares held in treasury, only to the extent we were able to purchase shares of Carnival Corporation in the U.S. on at least an equivalent basis under the "Stock Swap" program.

In fiscal 2009, we also sold 450,000 shares of Carnival Corporation common stock for $9 million of net proceeds, substantially all of which were used to fund the repurchase of 450,000 shares of Carnival plc ordinary shares. We sold Carnival Corporation common stock in the U.S., only to the extent we were able to purchase shares of Carnival plc in the UK on at least an equivalent basis under the "Stock Swap" program.

At November 30, 2011, there were 28.3 million shares of Carnival Corporation common stock reserved for issuance under its employee benefit and dividend reinvestment plans. In addition, Carnival plc shareholders have authorized 17.8 million ordinary shares for future issuance under its employee benefit plans.

At November 30, 2011 and 2010, accumulated other comprehensive loss consisted of the following (in millions):

	2011	2010
Cumulative foreign currency translation adjustments, net	$(123)	$ (99)
Unrecognized pension expenses	(96)	(91)
Unrealized loss on marketable security	(17)	(16)
Net gains (losses) on cash flow derivative hedges	27	(48)
	$(209)	$(254)

NOTE 10 – Fair Value Measurements, Derivative Instruments and Hedging Activities

Fair Value Measurements

U.S. accounting standards establish a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

- Level 1 measurements are based on unadjusted quoted prices in active markets for identical assets or liabilities that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.
- Level 2 measurements are based on quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active or market data other than quoted prices that are observable for the assets or liabilities.
- Level 3 measurements are based on unobservable data that are supported by little or no market activity and are significant to the fair value of the assets or liabilities.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between independent and knowledgeable market participants at the measurement date. Therefore, even when market assumptions are not readily available, our own assumptions are set to reflect those that we believe market participants would use in pricing the asset or liability at the measurement date.

The fair value measurement of a financial asset or financial liability must reflect the nonperformance risk of the counterparty and us. Therefore, the impact of our counterparty's creditworthiness was considered when in an asset position, and our creditworthiness was considered when in a liability position in the fair value measurement of our financial instruments. Creditworthiness did not have a material impact on the fair values of our financial instruments at November 30, 2011 and 2010. Both the counterparties and we are expected to continue to perform under the contractual terms of the instruments. Considerable judgment may be required in interpreting market data used to develop the estimates of fair value. Accordingly, certain estimates of fair values presented herein are not necessarily indicative of the amounts that could be realized in a current or future market exchange.

Financial Instruments that are not Measured at Fair Value on a Recurring Basis

The estimated carrying and fair values of our financial instrument assets and (liabilities) that are not measured at fair value on a recurring basis were as follows (in millions):

	November 30, 2011		November 30, 2010	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash and cash equivalents (a)	$ 358	$ 358	$ 404	$ 404
Long-term other assets (b)	$ 96	$ 90	$ 191	$ 178
Fixed rate debt (c)	$(6,251)	$(6,715)	$(6,689)	$(7,076)
Floating rate debt (c)	$(3,102)	$(3,057)	$(2,669)	$(2,630)
Other	$ -	$ -	$ (6)	$ (7)

(a) Cash and cash equivalents are comprised of cash on hand and time deposits and, due to their short maturities, the carrying values approximate their fair values.

(b) At November 30, 2011 and 2010, substantially all of our long-term other assets were comprised of notes and other receivables. The fair values of notes and other receivables were based on estimated future cash flows discounted at appropriate market interest rates.

(c) The net difference between the fair value of our fixed rate debt and its carrying value was due to the market interest rates in existence at November 30, 2011 and 2010 being lower than the fixed interest rates on these debt obligations, including the impact of changes in our credit ratings, if any. The net difference between the fair value of our floating rate debt and its carrying value was due to the market interest rates in existence at November 30, 2011 and 2010 being higher than the floating interest rates on these debt obligations, including the impact of changes in our credit ratings, if any. The fair values of our publicly-traded notes were based on their unadjusted quoted market prices in active markets. The fair values of our other debt were estimated based on appropriate market interest rates being applied to this debt.

Financial Instruments that are Measured at Fair Value on a Recurring Basis

The estimated fair value and basis of valuation of our financial instrument assets and (liabilities) that are measured at fair value on a recurring basis were as follows (in millions):

	November 30, 2011		November 30, 2010	
	Level 1	Level 2	Level 1	Level 2
Cash equivalents (a)	$92	$ -	$ 25	$ -
Marketable securities held in rabbi trusts (b)	$98	$18	$105	$21
Derivatives				
Fuel (c)	$ -	$ 1	$ -	$ -
Ship foreign currency options (d)	$ -	$ -	$ -	$ 8
Net investment hedges (e)	$ -	$ 2	$ -	$12
Interest rate swaps (f)	$ -	$ (9)	$ -	$ 1

(a) Cash equivalents are comprised of money market funds.

(b) Level 1 and 2 marketable securities are held in rabbi trusts and are primarily comprised of frequently-priced mutual funds invested in common stocks and other investments, respectively. Their use is restricted to funding certain deferred compensation and non-qualified U.S. pension plans.

(c) In fiscal 2011, we bought Brent crude oil ("Brent") call options and sold Brent put options, collectively referred to as zero costs collars that established ceiling and floor Brent prices. At November 30, 2011, we had fuel derivatives for approximately 10% of our estimated fuel consumption for the second half of fiscal 2012 through fiscal 2015.

(d) At November 30, 2010, we had foreign currency options totaling $785 million that were designated as foreign currency cash flow hedges for certain of our euro-denominated shipbuilding contracts. These foreign currency options matured in 2011.

(e) At November 30, 2011 and 2010, we had foreign currency forwards totaling $183 million and $352 million, respectively, that are designated as hedges of our net investments in foreign operations, which have a euro-denominated functional currency and were principally entered into to convert U.S. dollar-denominated debt into euro debt. These foreign currency forwards mature through July 2017.

(f) We have both U.S. dollar and sterling interest rate swaps designated as fair value hedges whereby we receive fixed interest rate payments in exchange for making floating interest rate payments. At November 30, 2011 and 2010, these interest rate swap agreements effectively changed $510 million and $512 million, respectively, of fixed rate debt to U.S. dollar LIBOR or GBP LIBOR-based floating rate debt. These interest rate swaps mature through June 2012. In addition, we have euro interest rate swaps designated as cash flow hedges whereby we receive floating interest rate payments in exchange for making fixed interest rate payments. At November 30, 2011 and 2010, these interest rate swap agreements effectively changed $320 million and $333 million, respectively, of EURIBOR-based floating rate euro debt to fixed rate debt. These interest rate swaps mature through February 2022.

We measure our derivatives using valuations that are calibrated to the initial trade prices. Subsequent valuations are based on observable inputs and other variables included in the valuation models such as interest rate, yield and commodity price curves, forward currency exchange rates, credit spreads, maturity dates, volatilities and netting arrangements. We use the income approach to value derivatives for foreign currency options and forwards, interest rate swaps and fuel derivatives using observable market data for all significant inputs and standard valuation techniques to convert future amounts to a single present value amount, assuming that participants are motivated, but not compelled to transact. We also corroborate our fair value estimates using valuations provided by our counterparties.

Nonfinancial Instruments that are Measured at Fair Value on a Nonrecurring Basis

The reconciliation of the changes in the carrying amounts of our goodwill, which goodwill has been allocated to our North America and EAA cruise brands, was as follows (in millions):

	North America Cruise Brands	EAA Cruise Brands	Total
Balance at November 30, 2009	$1,898	$1,553	$3,451
Foreign currency translation adjustment	-	(131)	(131)
Balance at November 30, 2010	1,898	1,422	3,320
Foreign currency translation adjustment	-	2	2
Balance at November 30, 2011	$1,898	$1,424	$3,322

As of July 31, 2011, we performed our annual goodwill impairment reviews by comparing the estimated fair value of the cruise brand to the carrying value of the net assets allocated to that cruise brand. All of our cruise brands carry goodwill, except for Seabourn. No goodwill was considered to be impaired because the estimated fair value of each cruise brand exceeded its respective carrying value and, accordingly, we did not proceed to step two of the impairment analysis.

In determining the estimated cruise brand fair values, we considered both their (a) discounted future cash flow analysis and (b) market multiples of comparable publicly-traded companies. The principal assumptions used in our cash flow analysis related to forecasting future operating results, include net revenue yields, net cruise costs including fuel prices, capacity changes, including the expected deployment of vessels into, or out of, the cruise brand, weighted-average cost of capital for comparable publicly-traded companies, adjusted for the risk attributable to the cruise brand including the geographic region in which it operates, that ranged from 10% to 13%, and terminal values, which are all considered level 3 inputs.

We believe the estimated fair value for each of our cruise brands that carry goodwill significantly exceeds the carrying value of their allocated net assets, except for Ibero. At July 31, 2011, Ibero's estimated fair value only exceeded its carrying value by 2%, or $12 million, therefore, minor changes to these assumptions would lead to an Ibero impairment.

Given the continuing weakness of the Spanish economy and its impact on the vacation industry, it is possible that Ibero's goodwill, which was $154 million at November 30, 2011, could become impaired in the future if the Spanish vacation industry does not recover enough to enable Ibero to increase its cruise pricing. The recoverability of Ibero's goodwill is not without doubt because it is difficult to predict the timing of the resurgence of the Spanish economy and its vacation industry.

The reconciliation of the changes in the carrying amounts of our intangible assets not subject to amortization, which represent trademarks that have been allocated to our North America and EAA cruise brands, was as follows (in millions):

	North America Cruise Brands	EAA Cruise Brands	Total
Balance at November 30, 2009	$927	$409	$1,336
Foreign currency translation adjustment	-	(25)	(25)
Balance at November 30, 2010	927	384	$1,311
Foreign currency translation adjustment	-	2	2
Balance at November 30, 2011	$927	$386	$1,313

As of July 31, 2011, we also performed our annual trademark impairment reviews by comparing the estimated fair values of our trademarks to their carrying values. The cruise brands that have trademarks recorded are AIDA, Ibero, P&O Cruises (Australia), P&O Cruises (UK) and Princess. We believe the estimated fair value for each of our recorded trademarks significantly exceeds its respective carrying value and, therefore, none of our trademarks were impaired. We estimated fair values based upon a discounted future cash flow analysis, which estimated the amount of royalties that we are relieved from having to pay for use of the associated trademarks, based upon forecasted cruise revenues and royalty rates that a market participant would use. The royalty rates are estimated primarily using comparable royalty agreements for similar industries.

The determination of our cruise brand and trademark fair values includes numerous assumptions that are subject to various risks and uncertainties. We believe that we have made reasonable estimates and judgments in determining whether our goodwill and trademarks have been impaired. However, if there is a material change in assumptions used in our determination of fair values or if there is a material change in the conditions or circumstances influencing fair values, then we may need to recognize a material impairment charge.

There have not been any events or circumstances subsequent to July 31, 2011, which we believe would require us to perform interim goodwill or trademark impairment reviews.

At November 30, 2011 and 2010, our intangible assets subject to amortization are immaterial to our consolidated financial statements.

Derivative Instruments and Hedging Activities

We utilize derivative and nonderivative financial instruments, such as foreign currency forwards, options and swaps, foreign currency debt obligations and foreign currency cash balances, to manage our exposure to fluctuations in certain foreign currency exchange rates, and interest rate swaps to manage our interest rate exposure in order to achieve a desired proportion of fixed and floating rate debt. In November 2011, we implemented a fuel derivatives program to mitigate a portion of the risk to our future cash flows attributable to potentially significant fuel price increases, which we define as our "economic risk." Our policy is to not use any financial instruments for trading or other speculative purposes.

All derivatives are recorded at fair value. The changes in fair value are immediately included in earnings if the derivatives do not qualify as effective hedges, or if we do not seek to qualify for hedge accounting treatment, such as for our fuel derivatives. If a derivative is designated as a fair value hedge, then changes in the fair value of the derivative are offset against the changes in the fair value of the underlying hedged item. If a derivative is designated as a cash flow hedge, then the effective portion of the changes in the fair value of the derivative is recognized as a component of AOCI until the underlying hedged item is recognized in earnings or the forecasted transaction is no longer probable. If a derivative or a nonderivative financial instrument is designated as a hedge of our net investment in a foreign operation, then changes in the fair value of the financial instrument are recognized as a component of AOCI to offset a portion of the change in the translated value of the net investment being hedged, until the investment is sold or liquidated. We formally document hedging relationships for all derivative and nonderivative hedges and the underlying hedged items, as well as our risk management objectives and strategies for undertaking the hedge transactions.

We classify the fair values of all our derivative contracts and the fair values of our hedged firm commitments as either current or long-term depending on whether the maturity date of the derivative contract is within or beyond one year from the balance sheet date. Our derivative fair value amounts are included in prepaid expenses and other assets and accrued and other liabilities as the amounts are not significant. The cash flows from derivatives treated as hedges are classified in our accompanying Consolidated Statements of Cash Flows in the same category as the item being hedged. Our cash flows related to fuel derivatives, if any, will be classified within investing activities.

The effective portions of our net foreign currency derivative gains and (losses) on cash flow hedges recognized in other comprehensive income (loss) in fiscal 2011, 2010 and 2009 totaled $72 million, $(64) million and $101 million, respectively.

The effective portions of our net foreign currency derivative (losses) and gains on net investment hedges recognized in other comprehensive income (loss) in fiscal 2011, 2010 and 2009 totaled $(13) million, $84 million and $(49) million, respectively.

In fiscal 2011, we recognized unrealized net gains of $1 million on our fuel derivatives. There were no realized gains or losses recognized in fiscal 2011 on our fuel derivatives.

In fiscal 2010, we recognized a gain of $18 million on foreign currency forwards that were not designated as hedges, which we entered into for treasury management purposes. The gain on these foreign currency forwards included in nonoperating other income was offset by the loss incurred on the remeasurement of a non-functional currency monetary liability, which was also included in nonoperating other income.

There are no credit risk related contingent features in our derivative agreements, except for bilateral credit provisions within our fuel derivative counterparty agreements. These provisions require interest-bearing, non-restricted cash to be posted or received as collateral to the extent the fuel derivative fair value payable to or receivable from an individual counterparty, respectively, exceeds $100 million. At November 30, 2011, no collateral was required to be posted to or received from our fuel derivative counterparties.

The amount of estimated cash flow hedges' unrealized gains and losses that are expected to be reclassified to earnings in the next twelve months is not significant. We have not provided additional disclosures of the impact that derivative instruments and hedging activities have on our consolidated financial statements as of November 30, 2011 and 2010 and for the years ended November 30, 2011, 2010 and 2009 where such impacts were not significant.

Foreign Currency Exchange Rate Risks

Overall Strategy

We manage our exposure to fluctuations in foreign currency exchange rates through our normal operating and financing activities, including netting certain exposures to take advantage of any natural offsets and, when considered appropriate, through the use of derivative and nonderivative financial instruments. Our primary focus is to manage the economic foreign currency exchange risks faced by our operations, which are the ultimate foreign currency exchange risks that would be realized by us if we exchanged one currency for another, and not accounting risks. Accordingly, we do not currently hedge foreign currency exchange accounting risks with derivative financial instruments. The financial impacts of the hedging instruments we do employ generally offset the changes in the underlying exposures being hedged.

Operational and Investment Currency Risks

The growth of our European and Australian cruise brands subjects us to an increasing level of foreign currency translation risk related to the euro, sterling and Australian dollar because these brands generate significant revenues and incur significant expenses in euro, sterling or the Australian dollar. Accordingly, exchange rate fluctuations of the euro, sterling and Australian dollar against the U.S. dollar will affect our reported financial results since the reporting currency for our consolidated financial statements is the U.S. dollar. Any weakening of the U.S. dollar against these foreign currencies has the financial statement effect of increasing the U.S. dollar values reported for cruise revenues and expenses. Strengthening of the U.S. dollar has the opposite effect.

Most of our brands have non-functional currency risk related to their international sales operations, which has become an increasingly larger part of most of their businesses over time, and primarily includes the euro, sterling and Australian, Canadian and U.S. dollars. In addition, all of our brands have non-functional currency expenses for a portion of their operating expenses. Accordingly, these brands' revenues and expenses in non-functional currencies create some degree of natural offset for recognized transactional currency gains and losses due to currency exchange movements.

We consider our investments in foreign operations to be denominated in relatively stable currencies and of a long-term nature. We partially mitigate our net investment currency exposures by denominating a portion of our debt and other obligations, including the effect of foreign currency forwards, in our foreign operations' functional currencies, generally the euro or sterling. As of November 30, 2011 and 2010, we have designated $3.6 billion and $3.0 billion of our euro and sterling debt and other obligations, respectively, which debt matures through 2021, as nonderivative hedges of our net investments in foreign operations. Accordingly, we have included $204 million and $183 million of cumulative foreign currency transaction gains in the cumulative translation adjustment component of AOCI at November 30, 2011 and 2010, respectively, which offsets a portion of the losses recorded in AOCI upon translating our foreign operations' net assets into U.S. dollars. During fiscal 2011, 2010 and 2009, we recognized foreign currency transaction gains and (losses) of $21 million, $271 million and $(407) million, respectively, in the cumulative translation adjustment component of AOCI.

Newbuild Currency Risks

Our decisions regarding whether or not to hedge a non-functional currency ship commitment for our cruise brands are made on a case-by-case basis, taking into consideration the amount and duration of the exposure, market volatility, currency exchange rate correlation, economic trends, our overall expected net cash flows by currency and other offsetting risks. Our shipbuilding contracts are typically denominated in euros. In the past, we have used foreign currency derivative contracts and nonderivative financial instruments to manage foreign currency exchange rate risk for some of these ship construction contracts.

At November 30, 2011, none of our newbuild passenger capacity under contract that is exposed to currency exchange risk is hedged. The only newbuild contracts that have currency exchange risk for our cruise brands are two Princess and one P&O Cruises (UK) euro-denominated newbuild contracts with remaining commitments totaling $2.0 billion.

The cost of shipbuilding orders that we may place in the future for our cruise brands that is denominated in a currency that is different than their functional currency is expected to be affected by foreign currency exchange rate fluctuations. Given the movement in the U.S. dollar and sterling relative to the euro over the past several years, the U.S. dollar and sterling cost to order new cruise ships has been volatile. If the U.S. dollar or sterling declines against the euro, this may affect our desire to order future new cruise ships for U.S. dollar or sterling functional currency brands.

Interest Rate Risks

We manage our exposure to fluctuations in interest rates through our investment and debt portfolio management strategies. These strategies include purchasing high quality short-term investments with floating interest rates, and evaluating our debt portfolio to make periodic adjustments to the mix of fixed and floating rate debt through the use of interest rate swaps and the issuance of new debt or the early retirement of existing debt. At November 30, 2011, 65% and 35% (69% and 31% at November 30, 2010) of our debt bore fixed and floating interest rates, respectively, including the effect of interest rate swaps.

Fuel Price Risks

Our exposure to market risk for changes in fuel prices substantially all relate to the consumption of fuel on our ships. As previously discussed, in fiscal 2011 we implemented a fuel derivatives program to mitigate a portion of our economic risk attributable to potentially significant fuel price increases. We designed our fuel derivatives program to maximize operational flexibility by utilizing derivative markets with significant trading liquidity. As part of our fuel derivatives program, we will evaluate various derivative products and strategies. During 2011, we entered into zero cost collars that established ceiling and floor Brent prices. These derivatives are based on Brent prices whereas the actual fuel used on our ships is marine fuel. Changes in the Brent prices may not show a high degree of correlation with changes in our underlying marine fuel prices. We will not realize any economic gain or loss upon the maturity of our zero cost collars unless the price of Brent is above the ceiling price or below the floor price. We believe that these derivatives will act as economic hedges, however hedge accounting is not applied.

At November 30, 2011, our outstanding fuel derivatives consisted of zero cost collars on Brent for a portion of our estimated fuel consumption as follows:

Maturities (a)	Barrels (in thousands)	Weighted-Average Floor Price	Weighted-Average Ceiling Price	Percent of Estimated Fuel Consumption
2012				
Q3	522	$75	$135	10%
Q4	522	75	135	10%
	1,044	$75	$135	
Fiscal 2013	2,112	$74	$132	10%
Fiscal 2014	2,112	$71	$128	10%
Fiscal 2015	2,160	$71	$125	10%

(a) Fuel derivatives mature evenly over each quarter within the above fiscal years.

Concentrations of Credit Risk

As part of our ongoing control procedures, we monitor concentrations of credit risk associated with financial and other institutions with which we conduct significant business. Our maximum exposure under foreign currency and fuel derivative contracts and interest rate swap agreements that are in-the-money, which were not significant at November 30, 2011, is the replacement cost, net of any collateral received, which includes the value of the contracts, in the event of nonperformance by the counterparties to the contracts, all of which are currently our lending banks. We seek to minimize credit risk exposure, including counterparty nonperformance primarily associated with our cash equivalents, investments, committed financing facilities, contingent obligations, derivative instruments, insurance contracts and new ship progress payment guarantees, by normally conducting business with large, well-established financial institutions and insurance companies, and by diversifying our counterparties. In addition, we have guidelines regarding credit ratings and investment maturities that we follow to help safeguard liquidity and minimize risk. We normally do require collateral and/or guarantees to support notes receivable on significant asset sales, long-term ship charters and new ship progress payments to shipyards. We currently believe the risk of nonperformance by any of our significant counterparties is remote.

We also monitor the creditworthiness of travel agencies and tour operators in Europe and credit card providers to which we extend credit in the normal course of our business. Our credit exposure includes contingent obligations related to cash payments received directly by travel agents and tour operators for cash collected by them on cruise sales in most of the European Union for which we are obligated to provide credit in a like amount to these guests even if we do not receive payment from the travel agents or tour operators. Concentrations of credit risk associated with these receivables and contingent obligations are not considered to be material, primarily due to the large number of unrelated accounts within our customer base, the amount of these contingent obligations and their short maturities. We have experienced only minimal credit losses on our trade receivables and related contingent obligations. We do not normally require collateral or other security to support normal credit sales.

NOTE 11 – Segment Information

We have three reportable cruise segments that are comprised of our (1) North America cruise brands, (2) EAA cruise brands and (3) Cruise Support. In addition, we have a Tour and Other segment.

Our North America cruise segment includes Carnival Cruise Lines, Holland America Line, Princess and Seabourn. Our EAA cruise segment includes AIDA, Costa, Cunard, Ibero, P&O Cruises (Australia) and P&O Cruises (UK). These individual cruise brand operating segments have been aggregated into two reportable segments based on the similarity of their economic and other characteristics, including types of customers, regulatory environment, maintenance requirements, supporting systems and processes and products and services they provide. Our Cruise Support segment represents certain of our port and related facilities and other corporate-wide services that are provided for the benefit of our cruise brands. Our Tour and Other segment represents the hotel, tour and transportation operations of Holland America Princess Alaska Tours and our two owned ships that we charter to an unaffiliated entity. The significant accounting policies of our segments are the same as those described in Note 2 – "Summary of Significant Accounting Policies."

Selected information for our Cruise and Tour and Other segments as of and for the years ended November 30 was as follows (in millions):

	Revenues	Operating expenses	Selling and administrative	Depreciation and amortization	Operating income (loss)	Capital expenditures	Total assets
2011							
North America Cruise Brands	$ 8,921	$ 5,848	$ 938	$ 869	$1,266	$1,232	$21,642
EAA Cruise Brands	6,504	4,244	655	579	1,026	1,380	15,626
Cruise Support	90	3	103	31	(47)	68	795
Tour and Other	392	318	21	43	10	16	574 (b)
Intersegment elimination (a)	(114)	(114)	-	-	-	-	-
	$15,793	$10,299	$1,717	$1,522	$2,255	$2,696	$38,637

	Revenues	Operating expenses	Selling and administrative	Depreciation and amortization	Operating income (loss)	Capital expenditures	Total assets
2010							
North America Cruise Brands	$ 8,379	$5,294	$ 902	$ 843	$1,340	$1,082	$21,239
EAA Cruise Brands	5,730	3,572	584	505	1,069	2,260	14,849
Cruise Support	79	14	98	27	(60)	218	802
Tour and Other	403	334	30	41	(2)	19	600 (b)
Intersegment elimination (a)	(122)	(122)	-	-	-	-	-
	$14,469	$9,092	$1,614	$1,416	$2,347	$3,579	$37,490
2009							
North America Cruise Brands	$ 7,815	$4,944	$ 896	$ 791	$1,184	$1,474	$21,073
EAA Cruise Brands	5,280	3,215	573	458	1,034	1,823	14,659
Cruise Support	78	12	89	25	(48)	58	593
Tour and Other	427	376	32	35	(16)	25	510 (b)
Intersegment elimination (a)	(140)	(140)	-	-	-	-	-
	$13,460	$8,407	$1,590	$1,309	$2,154	$3,380	$36,835

(a) A portion of Tour and Other segment revenues include revenues for the cruise portion of a tour, when a cruise is sold along with a land tour package by Holland America Princess Alaska Tours, and shore excursion and port hospitality services provided to cruise guests by this tour company. These intersegment revenues, which are included in full in the cruise brand segments, are eliminated directly against the Tour and Other segment revenues and operating expenses in the line "Intersegment elimination."

(b) Tour and Other segment assets primarily include hotels and lodges in the state of Alaska and the Canadian Yukon, motorcoaches used for sightseeing and charters, domed rail cars, which run on the Alaska Railroad, and our owned ships under long-term charter to an unaffiliated entity.

Non-U.S. revenues for our cruise brands represent sales generated from outside the U.S. primarily by non-U.S. tour operators and non-U.S. travel agencies. Substantially all of our long-lived assets are located outside of the U.S. and consist principally of our ships and ships under construction.

Revenues by geographic areas, which are based on where our guests are sourced and not the cruise brands on which they sailed, were as follows (in millions):

	Years Ended November 30,		
	2011	2010	2009
North America	$ 7,835	$ 7,467	$ 7,085
Europe	5,961	5,574	5,190
Australia and Asia	1,528	1,063	790
Others	469	365	395
	$15,793	$14,469	$13,460

NOTE 12 – Compensation Plans

Equity Plans

We issue our share-based compensation awards under the Carnival Corporation and Carnival plc stock plans, which have an aggregate of 30.3 million shares available for future grant at November 30, 2011. These plans allow us to issue restricted stock awards, restricted stock units, performance-based share ("PBS") awards and stock options (collectively "equity awards"). Equity awards are primarily granted to management level employees and members of our Boards of Directors. The plans are administered by a committee of our independent directors (the "Committee") that determines which employees are eligible to participate, the monetary value or number of shares for which equity awards are to be granted and the amounts that may be exercised or sold within a specified term. These plans allow us to fulfill our equity award obligations using shares purchased in the open market or with unissued or treasury shares. Certain equity awards provide for accelerated vesting if we have a change in control, as defined.

Our total share-based compensation expense was $46 million, $43 million and $50 million in fiscal 2011, 2010 and 2009, respectively, of which $42 million, $40 million and $46 million has been included in selling and administrative expenses and $4 million, $3 million and $4 million in cruise payroll and related expenses in fiscal 2011, 2010 and 2009, respectively.

Stock Option Plans

The Committee generally set stock option exercise prices at 100% or more of the fair market value of the underlying common stock/ordinary shares on the date the option was granted. Generally, employee options either vest evenly over five years or at the end of three years. Our employee options granted prior to October 2005 have a ten-year term and those options granted thereafter have a seven-year term. In the fourth quarter of fiscal 2007, the Committee decided to cease granting employee stock options and to instead grant restricted stock awards ("RSAs") or restricted stock units ("RSUs") to our employee groups who were previously granted options. This change from options to RSAs or RSUs enables us to grant equity awards in a more uniform method to our employees. Since fiscal 2001, Carnival Corporation Board of Director options vest evenly over five years and have a ten-year term. In 2008, the Committee decided to also cease granting stock options to non-executive board members and will instead grant them RSAs and/or RSUs.

A combined summary of Carnival Corporation and Carnival plc stock option activity during the year ended November 30, 2011 was as follows:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value (a)
			(in years)	(in millions)
Outstanding at November 30, 2010	12,719,848	$43.91		
Exercised	(1,640,145)	$32.04		
Forfeited or expired	(650,752)	$44.93		
Outstanding at November 30, 2011	10,428,951	$45.65	2.0	$6
Exercisable at November 30, 2011	10,379,088	$45.66	2.0	$6

(a) The aggregate intrinsic value represents the amount by which the fair value of underlying stock exceeds the option exercise price at November 30, 2011.

As of the dates of exercise, the total intrinsic value of options exercised in fiscal 2011, 2010 and 2009 was $18 million, $17 million and $1 million, respectively. As of November 30, 2011, unrecognized compensation cost related to unvested stock options that will be recognized in 2012 was not significant.

RSAs/RSUs and PBS Awards

RSAs generally have the same rights as Carnival Corporation common stock, except for transfer restrictions and forfeiture provisions. RSAs have been granted to certain officers and non-executive board members and either have three or five-year cliff vesting or vest evenly over five years after the grant date. In addition, Carnival Corporation and Carnival plc grant RSUs that vest evenly over five years or at the end of three or five years after the grant date and accrue forfeitable dividend equivalents on each outstanding RSU, in the form of additional RSUs, based on dividends declared. The share-based compensation expense associated with RSAs/RSUs is based on the quoted market price of the Carnival Corporation or Carnival plc shares on the date of grant, and is amortized to expense using the straight-line method from the grant date through the earlier of the vesting date or the estimated retirement eligibility date.

In 2011, the Committee approved PBS awards to be granted to certain key Carnival Corporation & plc executives. These PBS awards are based on our earnings per share growth over a three-year period, with award opportunity to earn from zero to 200% of the number of target shares underlying the award achieved at the end of the third year. The PBS awards will accrue forfeitable dividend equivalents based on dividends declared.

During the year ended November 30, 2011, RSA/RSU and PBS activity was as follows:

	RSAs/RSUs		PBSs	
	Shares	Weighted-Average Grant Date Fair Value	Shares	Weighted-Average Grant Date Fair Value
Outstanding at November 30, 2010	4,153,127	$33.61	-	$ -
Granted	940,623	$46.32	130,088	$45.07
Vested	(1,260,378)	$42.42	(12,508)	$44.61
Forfeited	(207,406)	$36.03	(588)	$44.61
Outstanding at November 30, 2011	3,625,966	$33.70	116,992	$45.12

The total grant date fair value of RSAs/ RSUs vested was $53 million, $28 million and $18 million in fiscal 2011, 2010 and 2009, respectively. As of November 30, 2011, there was $34 million of total unrecognized compensation cost related to RSAs/RSUs and PBSs. As of November 30, 2011, the total unrecognized compensation costs related to RSAs/RSUs and PBSs are expected to be recognized over a weighted-average period of 1.7 years and 2.2 years, respectively.

Defined Benefit Pension Plans

We have several single-employer defined benefit pension plans, which cover some of our shipboard and shoreside employees. The U.S. and UK shoreside employee plans are closed to new membership and are funded at or above the level required by U.S. or UK regulations. The remaining defined benefit plans are primarily unfunded. In determining all of our plans' benefit obligations at November 30, 2011 and 2010, we assumed weighted-average discount rates of 4.5% and 5.0%, respectively. The net asset or net liability positions under these single-employer defined benefit pension plans are not material.

In addition, P&O Cruises (UK), Princess and Cunard participate in an industry-wide British Merchant Navy Officers Pension Fund ("MNOPF" or the "fund"), which is a defined benefit multiemployer pension plan available to certain of their British shipboard officers. The MNOPF is divided into two sections, the "New Section" and the "Old Section," each of which covers a different group of participants, with the Old Section closed to further benefit accrual and the New Section only closed to new membership. At November 30, 2011, the New Section was estimated to have a funding deficit.

The MNOPF trustee had previously determined that the MNOPF's New Section funding was inadequate based on its actuarially determined deficit. Substantially all of any MNOPF New Section deficit liability that we may have relates to the obligations of P&O Cruises (UK) and Princess, which existed prior to the formation of our DLC in 2003. We have not been able to record our estimated share of the ultimate fund deficit as of the DLC formation date or thereafter because our ultimate amount of the deficit was and remains uncertain. The amount of our share of the fund's ultimate deficit could vary considerably if different assumptions and estimates are used to estimate the fund deficit. Therefore, we expense our portion of any deficit as amounts are invoiced by, and become due and payable to, the fund's trustee. In 2010, we received a special assessment invoice from the fund's trustee for an amount the trustee calculated to be our additional share of the entire MNOPF New Section deficit. The calculation was based on the March 31, 2009 actuarial valuations, as adjusted for subsequent market value recoveries. Accordingly, we recorded the full invoiced liability of $41 million in cruise payroll and related expense in 2010. It is still possible that the fund's trustee may invoice us in the future for additional amounts.

We believe that while the Old Section had a funding deficit at November 30, 2008, there has been a surplus since November 30, 2009 and, accordingly, no expenses have been recorded for the Old Section in fiscal 2011, 2010 and 2009. If the Old Section has a funding deficit in the future and the fund's trustee believes the fund requires further contributions, then it could result in them also invoicing us for our share of such amounts. We will record any required Old Section contributions in the same manner as the New Section. Our share of the Old Section deficit, if any, which covers predecessor employers' officers employed prior to 1978, is not currently known and, accordingly, our share of any such contribution is not currently determinable.

P&O Cruises (UK) participates in an industry-wide British Merchant Navy Ratings Pension Fund ("MNRPF"), which is a defined benefit multiemployer pension plan available to certain of their shipboard British personnel. This plan is closed to new membership and has a significant funding deficit. Our estimated share of the ultimate fund deficit relates to the obligations of P&O Cruises (UK) that existed prior to the formation of our DLC in 2003. In 1999, we withdrew from the plan, but continued making voluntary payments through 2006. However, pursuant to a 2011 court order, it was determined that P&O Cruises (UK), along with other unrelated employers, were required to continue to be named participating employers of the plan. Based on the most recent actuarial valuation, which was performed as of March 31, 2008, the MNRPF had an accumulated funding deficit of $270 million. No decision has yet been reached as to how the deficit will be recovered, but we expect that the participating employers will be invoiced for their allocated share. We estimate probable contributions relating to our allocated share of the deficit to be $18 million, which is recorded as a liability in our accompanying Consolidated Balance Sheets. Depending on the outcome of future actuarial valuations and other decisions made by the trustee, it is possible that we will be required to fund amounts in excess of our recorded liability, which we will recognize in cruise payroll and related expense in future periods as amounts are invoiced by, and become due and payable to, the MNRPF's trustee. The amount of such additional funding is not currently determinable, but is not expected to be material.

Total expense for all defined benefit pension plans, including multiemployer plans, was $46 million, $85 million and $36 million in fiscal 2011, 2010 and 2009, respectively.

Defined Contribution Plans

We have several defined contribution plans available to most of our employees. We contribute to these plans based on employee contributions, salary levels and length of service. Total expense for these plans was $21 million, $20 million and $16 million in fiscal 2011, 2010 and 2009, respectively.

NOTE 13 – Earnings Per Share

Our basic and diluted earnings per share were computed as follows (in millions, except per share data):

	Years Ended November 30,		
	2011	2010	2009
Net income	$1,912	$1,978	$1,790
Interest on dilutive convertible notes	-	11	12
Net income for diluted earnings per share	$1,912	$1,989	$1,802
Weighted-average common and ordinary shares outstanding	787	788	787
Dilutive effect of convertible notes	-	14	15
Dilutive effect of equity plans	2	3	2
Diluted weighted-average shares outstanding	789	805	804
Basic earnings per share	$ 2.43	$ 2.51	$ 2.27
Diluted earnings per share	$ 2.42	$ 2.47	$ 2.24
Anti-dilutive stock options excluded from diluted earnings per share computations	9	10	14

NOTE 14 – Supplemental Cash Flow Information

Cash paid for interest, net of capitalized interest, was $358 million, $361 million and $366 million in fiscal 2011, 2010 and 2009, respectively. In addition, cash received (paid), net for income taxes was $9 million, $(15) million and $(27) million in fiscal 2011, 2010 and 2009, respectively.

NOTE 15 – Subsequent Event

On January 13, 2012, the 2,978-passenger capacity *Costa Concordia* grounded off the coast of Isola del Giglio, Italy and sustained significant damage. The ship remains grounded and partially submerged. The net carrying value of this euro-denominated ship, including ship improvements, at December 31, 2011 was $490 million (at the December 31, 2011 exchange rate or €379 million). We have euro-denominated insurance coverage of $510 million (at the December 31, 2011 exchange rate or €395 million) for damage to the ship with a potential deductible of approximately $30 million as well as insurance for third party personal injury liability subject to an additional deductible of approximately $10 million for this incident. We self-insure for loss of use of the ship.

A damage assessment review of the ship is being undertaken to determine whether the ship can be repaired and what the total cost would be. If the ship is repairable, it is expected to be out-of-service for the remainder of fiscal 2012 if not longer.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the Securities Exchange Act of 1934 Rule 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer, Chief Operating Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO Framework"). Based on our evaluation under the COSO Framework, our management concluded that our internal control over financial reporting was effective as of November 30, 2011.

PricewaterhouseCoopers LLP, the independent registered certified public accounting firm that audited our consolidated financial statements, has also audited the effectiveness of our internal control over financial reporting as of November 30, 2011 as stated in their report, which is included in this 2011 Annual Report.



Micky Arison
Chairman of the Board and
Chief Executive Officer
January 30, 2012



Howard S. Frank
Vice Chairman of the Board and
Chief Operating Officer
January 30, 2012



David Bernstein
Senior Vice President and
Chief Financial Officer
January 30, 2012

REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM

To the Boards of Directors and Shareholders of Carnival Corporation and Carnival plc:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows and shareholders' equity present fairly, in all material respects, the financial position of Carnival Corporation & plc (comprising Carnival Corporation and Carnival plc and their respective subsidiaries, the "Company") at November 30, 2011 and November 30, 2010, and the results of their operations and their cash flows for each of the three years in the period ended November 30, 2011 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of November 30, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.



Miami, Florida
January 30, 2012

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cautionary Note Concerning Factors That May Affect Future Results

Some of the statements, estimates or projections contained in this 2011 Annual Report are "forward-looking statements" that involve risks, uncertainties and assumptions with respect to us, including some statements concerning future results, outlooks, plans, goals and other events which have not yet occurred. These statements are intended to qualify for the safe harbors from liability provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We have tried, whenever possible, to identify these statements by using words like "will," "may," "could," "should," "would," "believe," "depends," "expect," "anticipate," "forecast," "future," "intend," "plan," "estimate," "target" and similar expressions of future intent or the negative of such terms.

Because forward-looking statements involve risks and uncertainties, there are many factors that could cause our actual results, performance or achievements to differ materially from those expressed or implied in this 2011 Annual Report. Forward-looking statements include those statements that may impact, among other things, the forecasting of our non-GAAP earnings per share ("EPS"); net revenue yields; booking levels; pricing; occupancy; operating, financing and tax costs, including fuel expenses; costs per available lower berth day ("ALBDs"); estimates of ship depreciable lives and residual values; liquidity; goodwill and trademark fair values and outlook. These factors include, but are not limited to, the following:

- general economic and business conditions;
- increases in fuel prices;
- accidents, the spread of contagious diseases and threats thereof, adverse weather conditions or natural disasters and other incidents affecting the health, safety, security and satisfaction of guests and crew;
- the international political climate, armed conflicts, terrorist and pirate attacks, vessel seizures, and threats thereof, and other world events affecting the safety and security of travel;
- negative publicity concerning the cruise business in general or us in particular, including any adverse environmental impacts of cruising;
- litigation, enforcement actions, fines or penalties, including those relating to *Costa Concordia's* incident;
- economic, market and political factors that are beyond our control, which could increase our operating, financing and other costs;
- changes in and compliance with laws and regulations relating to the protection of persons with disabilities, employment, environment, health, safety, security, tax and other regulations under which we operate;
- our ability to implement our shipbuilding programs and ship repairs, maintenance and refurbishments on terms that are favorable or consistent with our expectations;
- increases to our repairs and maintenance expenses and refurbishment costs as our fleet ages;
- lack of continuing availability of attractive, convenient and safe port destinations;
- continuing financial viability of our travel agent distribution system, air service providers and other key vendors in our supply chain and reductions in the availability of, and increases in the pricing for, the services and products provided by these vendors;
- disruptions and other damages to our information technology and other networks and operations, and breaches in data security;
- competition from and overcapacity in the cruise ship or land-based vacation industry;
- loss of key personnel or our ability to recruit or retain qualified personnel;
- union disputes and other employee relation issues;
- disruptions in the global financial markets or other events may negatively affect the ability of our counterparties and others to perform their obligations to us;
- the continued strength of our cruise brands and our ability to implement our brand strategies;
- our international operations are subject to additional risks not generally applicable to our U.S. operations;
- geographic regions in which we try to expand our business may be slow to develop and ultimately not develop how we expect;

- our decisions to self-insure against various risks or our inability to obtain insurance for certain risks at reasonable rates;
- fluctuations in foreign currency exchange rates;
- whether our future operating cash flow will be sufficient to fund future obligations and whether we will be able to obtain financing, if necessary, in sufficient amounts and on terms that are favorable or consistent with our expectations;
- risks associated with the DLC arrangement; and
- uncertainties of a foreign legal system as we are not incorporated in the U.S.

Forward-looking statements should not be relied upon as a prediction of actual results. Subject to any continuing obligations under applicable law or any relevant stock exchange rules, we expressly disclaim any obligation to disseminate, after the date of this 2011 Annual Report, any updates or revisions to any such forward-looking statements to reflect any change in expectations or events, conditions or circumstances on which any such statements are based.

2011 Executive Overview

Overall, in fiscal 2011 ("2011") our brands performed very well, mitigating the impact of geo-political events in the Middle East and North Africa ("MENA"), the earthquake and resulting nuclear disaster in Japan, which together resulted in over 300 itinerary changes, the European debt crisis, recessionary fears and stock market volatility. We generated $1.9 billion of net income in 2011 despite all of these unexpected challenges. This is a testament to the quality of our management teams, the power of our brands, the exceptional value proposition of a cruise vacation and the other favorable characteristic of the cruise business.

Our cash flow from operations was $3.8 billion in 2011, which was more than enough to fund our $2.7 billion capital investment program and enabled us to return excess cash to our shareholders. Earlier this year, our quarterly dividend was increased from $0.10 to $0.25 per share resulting in $671 million of dividend distributions in 2011. In addition, in 2011 we repurchased 14.8 million of Carnival Corporation common stock and Carnival plc ordinary shares in the open market at a cost of $454 million. During 2011, the dividend distributions and the repurchases of shares totaled $1.1 billion, which represented all of our 2011 free cash flow.

During 2011, our North American brands performed well, achieving an almost four percent net revenue yield increase in comparison to fiscal 2010 ("2010"). Our EAA brands net revenue yields on a constant dollar basis were in line with 2010 despite all of their challenges, including MENA, the earthquake and resulting nuclear disaster in Japan and the European debt crisis. During 2011, we took delivery of four ships, which drove an over 5% increase in our passenger capacity. We had a 9% increase in our EAA cruise segment passenger capacity, while our North America cruise segment passenger capacity grew by almost 3%.

Our net income decreased $66 million in 2011 compared to 2010 as a result of higher fuel prices, which cost an additional $535 million. The higher fuel prices were partially offset by an over 2% increase in constant dollar net revenue yields, which accounted for $253 million, an almost 5% capacity increase in ALBDs, which accounted for $121 million, and a weaker U.S. dollar compared to other currencies, which accounted for $113 million. As always, we worked diligently throughout 2011 to improve our cost structure benefitting from our ongoing cost containment programs and leveraging our size to reduce costs, thus offsetting some of the inflationary pressures we experienced during the year. As a result of our ongoing efforts to reduce fuel usage, our consumption per ALBD declined by almost 3%, continuing our multiple-year savings trend. In total, this represents a 15% savings in our fuel consumption per ALBD since 2005.

We recently implemented a fuel derivatives program to mitigate a portion of our economic risk attributable to potentially significant fuel price increases. We designed our fuel derivatives program to maximize operational flexibility by utilizing derivative markets with significant trading liquidity. As part of our fuel derivatives program, we will evaluate various derivative products and strategies. To date under this program, we have bought

Brent call options and sold Brent put options, collectively referred to as zero cost collars that established ceiling and floor Brent prices. We believe that these derivatives will act as economic hedges, however hedge accounting is not applied. Accordingly, the impact of any realized gains and losses on fuel derivatives that mature during each period, as well as changes in unrealized gains and losses resulting from fair value adjustments on our outstanding derivatives, are recorded as a nonoperating item in the Consolidated Statements of Income. At November 30, 2011, we had fuel derivatives for approximately 10% of our estimated fuel consumption for the second half of fiscal 2012 through fiscal 2015. In 2011, we recognized $1 million of unrealized gains on fuel derivatives. See "Note 10 – Fair Value Measurements, Derivative Instruments and Hedging Activities" in the accompanying consolidated financial statements for additional discussion of our fuel derivatives program.

We continue to build new and innovative ships and to invest in our existing ships to strengthen the leadership position of each of our brands. During 2011, we ordered four new cruise ships – one 132,500-ton vessel for our Costa brand, one 141,000-ton vessel for our P&O Cruises (UK) brand and two 125,000-ton ships for our AIDA brand. These ships will be the largest ever constructed for these three cruise lines. As of January 23, 2012, including these four orders, we currently have ten cruise ships scheduled to enter service between May 2012 and March 2016, three of which will enter service in 2012 (see "Note 6 – Commitments" in the accompanying consolidated financial statements). Our current intention is to have an average of two to three new cruise ships enter service annually, some of which will replace existing capacity from possible sales of older ships. Since we have slowed down the pace of our newbuilding program, we currently believe this will lead to an increase in free cash flows.

The year-over-year percentage increase in our capacity for fiscal 2012, 2013, 2014 and 2015 is currently expected to be 3.4%, 2.8%, 2.4% and 4.5%, respectively. These percentage increases result primarily from contracted new ships entering service and include the scheduled withdrawal from service of P&O Cruises (Australia's) *Pacific* Sun in July 2012 and withdrawal from service of *Costa Concordia* for all years (see "Note 15 – Subsequent Events" in the accompanying consolidated financial statements), but exclude any unannounced future ship orders, acquisitions, retirements, charters or sales.

Outlook for Fiscal 2012

On December 20, 2011, we said that we expected our non-GAAP fully diluted earnings per share for the 2012 first quarter and full year would be in the ranges of $0.06 to $0.10 and $2.55 to $2.85, respectively. Our guidance was based on the fuel and currency assumptions noted in the "2012 Selected Key Forecast Assumptions—December 20, 2011" table below.

On January 13, 2012, *Costa Concordia* grounded off the coast of Isola del Giglio, Italy and sustained significant damage. The ship remains grounded and partially submerged off the coast. The cause of the accident is currently under investigation by the Italian authorities. The net carrying value of this euro-denominated ship, including ship improvements, at December 31, 2011 was $490 million (at the December 31, 2011 exchange rate or €379 million). We have euro-denominated insurance coverage of $510 million (at the December 31, 2011 exchange rate or €395 million) for damage to the ship with a potential deductible of approximately $30 million as well as insurance for third party personal injury liability subject to an additional deductible of approximately $10 million for this incident.

A damage assessment review of the ship is being undertaken to determine whether the ship can be repaired and what the total cost would be. If the ship is repairable, it is expected to be out-of-service for the remainder of fiscal 2012 if not longer. We self-insure for loss of use of the ship, which we expect to impact the 2012 full year net income by approximately $85 million to $95 million. Furthermore, we anticipate approximately $30 million to $40 million of other incident related costs.

After the incident, we significantly reduced our marketing activities. Excluding Costa, our fleetwide booking volumes, subsequent to the incident through January 25, 2012, declined in the mid-teens compared to the prior year, after bottoming out on January 16, 2012. Costa's booking activity is difficult to interpret because of the significant re-booking activity stemming from the loss of the ship's use and related re-deployments, however we believe it to be down significantly. Despite these recent trends, we believe the incident will not have a significant long-term impact on our business.

Since the December 20, 2011 guidance, certain events have occurred that will have a material impact on our 2012 results. For those events where the financial impacts can be reasonably estimated, we have quantified them below. In addition, as a result of *Costa Concordia's* incident, we anticipate other financial impacts to our business, including lower net revenue yields, that are not possible to reasonably determine at this time. In March 2012, we expect to provide revised 2012 full year earnings guidance, including these financial impacts.

	(Decrease) in 2012 First Quarter		(Decrease) Increase in 2012 Full Year	
	Net Income (in millions)	Non-GAAP Fully Diluted EPS	Net Income (in millions)	Non-GAAP Fully Diluted EPS
Costa Concordia incident:				
Loss of use	$ (8)	$(0.01)	$(85) to $(95)	$(0.11) to $(0.12)
Insurance deductibles	(40)	(0.05)	(40)	(0.05)
Other incident related costs	(23)	(0.03)	(30) to (40)	(0.04) to (0.05)
	(71)	(0.09)	(155) to (175)	(0.20) to (0.22)
Fuel (a)	(46)	(0.06)	(230)	(0.30)
Currency (a)	-	-	10	0.01
	$(117)	$(0.15)	$(375) to $(395)	$(0.48) to $(0.51)

(a) Reflects the impact of the change in our fuel and currency assumptions used in our December 20, 2011 guidance compared to January 23, 2012, which are included in the "2012 Selected Key Forecast Assumptions" table below.

2012 Selected Key Forecast Assumptions (a)

	December 20, 2011	January 23, 2012
First quarter fuel cost per metric ton consumed	$ 652	$ 705
Full year fuel cost per metric ton consumed	$ 650	$ 717
Currencies		
U.S. dollar to €1	$1.30	$1.30
U.S. dollar to £1	$1.55	$1.56
U.S. dollar to Australian dollar	$0.99	$1.05

(a) The fuel and currency assumptions used in our guidance change daily and, accordingly, our forecasts change daily based on the changes in these assumptions.

We believe it is more meaningful to evaluate our earnings performance by excluding the impact of unrealized gains and losses on fuel derivatives from non-GAAP fully diluted EPS. Therefore, we will not include any year-to-date impact or future estimates of unrealized gains and losses on fuel derivatives in our non-GAAP EPS guidance. However, we will forecast realized gains and losses on fuel derivatives by applying current Brent prices to the derivatives that settle in the forecast period. Based on this approach and current prices, we are not forecasting any realized gains or losses for fiscal 2012 under our current fuel derivative portfolio.

The above forward-looking statements involve risks, uncertainties and assumptions with respect to us. There are many factors that could cause our actual results to differ materially from those expressed above including, but not limited to, general economic and business conditions, increases in fuel prices, ship incidents, spread of contagious diseases, adverse weather conditions, geo-political events, negative publicity and other factors that could adversely impact our revenues, costs and expenses. You should read the above forward-looking statement together with the discussion of these and other risks under "Cautionary Note Concerning Factors That May Affect Future Results."

Critical Accounting Estimates

Our critical accounting estimates are those which we believe require our most significant judgments about the effect of matters that are inherently uncertain. A discussion of our critical accounting estimates, the underlying judgments and uncertainties used to make them and the likelihood that materially different estimates would be reported under different conditions or using different assumptions is as follows:

Ship Accounting

Our most significant assets are our ships, ship improvements and ships under construction, which represent 80% of our total assets. We make several critical accounting estimates with respect to our ship accounting. First, in order to compute our ships' depreciation expense, which represented 11% of our cruise costs and expenses in 2011, we have to estimate the average useful life of each of our ships as well as their residual values. Secondly, we account for ship improvement costs by capitalizing those costs that we believe add value to our ships and depreciate those improvements over their or the ships' estimated remaining useful life, whichever is shorter, while the costs of repairs and maintenance, including minor improvement costs and dry-dock expenses, are charged to expense as incurred. Finally, when we record the retirement of a ship component that is included within the ship's cost basis, we may have to estimate the net book value of the asset being retired in order to remove it from the ship's cost basis.

We determine the average useful life of our ships and their residual values based primarily on our estimates of the weighted-average useful lives and residual values of the ships' major component systems, such as cabins, engines and hull. In addition, we consider, among other things, long-term vacation market conditions, competition and historical useful lives of similarly-built ships. We have estimated our ships' weighted-average useful lives at 30 years and their average residual values at 15% of our original ship cost. Further, we determine the useful life of ship improvements based on estimates of the period over which the assets will be of economic benefit to us. In determining such lives, we consider factors, including but not limited to, physical deterioration, obsolescence, regulatory constraints and maintenance policies.

Given the size and complexity of our ships, ship accounting estimates require considerable judgment and are inherently uncertain. We do not have cost segregation studies performed to specifically componentize our ships. In addition, since we do not separately componentize our ships, we do not identify and track depreciation of specific original ship components. Therefore, we typically have to estimate the net book value of components that are retired, based primarily upon their replacement cost, their age and their original estimated useful lives.

If materially different conditions existed, or if we materially changed our assumptions of ship lives and residual values, our depreciation expense or loss on retirement of ship components and net book value of our ships would be materially different. In addition, if we change our assumptions in making our determinations as to whether improvements to a ship add value, the amounts we expense each year as repair and maintenance expense could increase, which would be partially offset by a decrease in depreciation expense, resulting from a reduction in capitalized costs. Our 2011 ship depreciation expense would increase by an estimated $37 million for every year we reduce our estimated average 30 year ship useful life. In addition, if our ships were estimated to have no residual value, our 2011 depreciation expense would increase by approximately $190 million.

We believe that the estimates we made for ship accounting purposes are reasonable and our methods are consistently applied in all material respects and, accordingly, result in depreciation expense that is based on a rational and systematic method to equitably allocate the costs of our ships to the periods during which they are used. In addition, we believe that the estimates we made are reasonable and our methods consistently applied in all material respects (1) in determining the average useful life and average residual values of our ships, including ship improvements; (2) in determining which ship improvement costs add value to our ships; and (3) in determining the net book value of ship component assets being retired. Finally, we believe our critical ship accounting estimates are generally comparable with those of other major cruise companies.

Asset Impairments

Impairment reviews of our cruise ships, goodwill and trademarks require us to make significant estimates to determine the fair values of these assets or cruise brands. For our cruise ships, we perform our impairment reviews, if required, at the individual cruise ship level. See "Note 4 – Property and Equipment" in the accompanying consolidated financial statements for additional discussion of certain ship impairment charges recorded in 2011. We believe the estimated fair value of each of our cruise brands that carry goodwill significantly exceeds the carrying value of their allocated net assets, except for Ibero. We believe the estimated fair value of each of our recorded trademarks significantly exceeds its respective carrying value. See "Note 10 – Fair Value Measurements, Derivative Instruments and Hedging Activities" in the accompanying consolidated financial statements for additional discussion of our goodwill and trademark impairment tests and further details related to Ibero's goodwill.

The determination of fair value includes numerous uncertainties, unless a comparable, viable actively-traded market exists, which is usually not the case for cruise ships, cruise brands and trademarks. Our ship fair values are typically estimated based on individual or comparable ship sale prices and other comparable ship values in inactive markets. In determining the estimated fair values of cruise brands utilizing discounted future cash flow analysis, significant judgments are made related to forecasting future operating results, including net revenue yields, net cruise costs including fuel prices, capacity changes, including the expected deployment of vessels into, or out of, the cruise brand, weighted-average cost of capital for comparable publicly-traded companies, terminal values, cruise itineraries, technological changes, consumer demand, governmental regulations and the effects of competition, among others. In addition, third party appraisers are sometimes used to help determine fair values of cruise brands and trademarks, and their valuation methodologies are also typically subject to uncertainties similar to those discussed above.

In addition, in determining our trademark estimated fair values we also use discounted future cash flow analysis, which requires some of the same significant judgments discussed above. Specifically, determining the estimated amount of royalties avoided by our ownership of the trademark is based upon forecasted cruise revenues and royalty rates that a market participant would use. The royalty rates are estimated primarily using comparable royalty agreements for similar industries.

We believe that we have made reasonable estimates and judgments in determining whether our cruise ships, goodwill and trademarks have been impaired. However, if there is a material change in assumptions used in our determination of fair values, or if there is a material change in the conditions or circumstances influencing fair values, then we may need to recognize a material impairment.

Contingencies

We periodically assess the potential liabilities related to any lawsuits or claims brought against us, as well as for other known unasserted claims, including environmental, legal, guest and crew, and tax matters. In addition, we periodically assess the recoverability of our trade and other receivables and other counterparty credit exposures, such as contractual nonperformance by financial and other institutions with which we conduct significant business. Our credit exposure includes contingent obligations related to cash payments received directly by travel agents and tour operators for cash collected by them on cruise sales in most of the European Union for which we are obligated to provide credit in a like amount to these guests even if we do not receive payment from the travel agents or tour operators. While it is typically very difficult to determine the timing and ultimate outcome of these matters, we use our best judgment to determine if it is probable, or more likely than not ("MLTN") for income tax matters, that we will incur an expense related to the settlement or final adjudication of such matters and whether a reasonable estimation of such probable or MLTN loss, if any, can be made. In assessing probable losses, we make estimates of the amount of probable insurance recoveries, if any, which are recorded as assets. We accrue a liability and establish a reserve when we believe a loss is probable or MLTN for income tax matters, and the amount of the loss can be reasonably estimated in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). Such accruals and reserves are typically based on developments to date, management's estimates of the outcomes of these matters, our experience in contesting, litigating and settling other similar non-income tax matters, historical claims experience, actuarially determined assumptions of liabilities and any related insurance coverages. See "Note 7 - Contingencies," "Note 8 - Income and Other Taxes" and "Note 10 - Fair Value Measurements, Derivative Instruments and Hedging Activities" in the accompanying consolidated financial statements for additional information concerning our contingencies.

Given the inherent uncertainty related to the eventual outcome of these matters and potential insurance recoveries, it is possible that all or some of these matters may be resolved for amounts materially different from any provisions or disclosures that we may have made with respect to their resolution. In addition, as new information becomes available, we may need to reassess the amount of asset or liability that needs to be accrued related to our contingencies. All such revisions in our estimates could materially impact our results of operations and financial position.

Results of Operations

We earn substantially all of our cruise revenues from the following:

- sales of passenger cruise tickets and, in some cases, the sale of air and other transportation to and from our ships and cancellation fees. The cruise ticket price includes accommodation, most meals, some non-alcoholic beverages, most onboard entertainment and many onboard activities. We also collect governmental fees and taxes from our guests, and
- sales of goods and services primarily onboard our ships not included in the cruise ticket price including, among other things, bar and some beverage sales, shore excursions, casino gaming, gift shop sales, photo sales, spa services, internet and phone services and cruise vacation protection programs. These goods and services are provided either directly by us or by independent concessionaires, from which we receive either a percentage of their revenues or a fee.

We incur cruise operating costs and expenses for the following:

- the costs of passenger cruise bookings, which represent costs that are directly associated with passenger cruise ticket revenues, and include travel agent commissions, air and other transportation related costs, governmental fees and taxes that vary with guest head counts and related credit card fees,
- onboard and other cruise costs, which represent costs that are directly associated with onboard and other revenues, and include among other things, the costs of liquor and some non-alcoholic beverages, costs of tangible goods sold by us from our gift shop and photo sales, communication costs, costs of pre and post-cruise land packages and related credit card fees. Concession revenues do not have significant associated expenses because the costs and services incurred for concession revenues are borne by our concessionaires,
- payroll and related costs, which represent all costs related to our shipboard personnel, including deck and engine crew, including officers, and hotel and administrative employees,
- fuel costs, which include fuel delivery costs,
- food costs, which include both our guest and crew food costs, and
- other ship operating costs, which include port costs that do not vary with guest head counts, repairs and maintenance, including minor improvements and dry-dock expenses, hotel supplies, entertainment, freight and logistics and all other ship operating costs and expenses.

For segment information related to our North America and EAA cruise brands' revenues, expenses, operating income and other financial information, see "Note 11- Segment Information" in the accompanying consolidated financial statements.

Statistical Information

	Years Ended November 30,		
	2011	2010	2009
Passengers carried (in thousands)	9,559	9,147	8,519
Occupancy percentage (a)	106.2%	105.6%	105.5%
Fuel consumption (metric tons in thousands)	3,395	3,319	3,184
Fuel cost per metric ton consumed	$ 646	$ 489	$ 363
Currencies			
U.S. dollar to €1	$ 1.40	$ 1.33	$ 1.39
U.S. dollar to £1	$ 1.60	$ 1.55	$ 1.56
U.S. dollar to Australian dollar	$ 1.03	$ 0.91	$ 0.77

(a) In accordance with cruise business practice, occupancy is calculated using a denominator of two passengers per cabin even though some cabins can accommodate three or more passengers. Percentages in excess of 100% indicate that on average more than two passengers occupied some cabins.

Fiscal 2011 ("2011") Compared to Fiscal 2010 ("2010")

Revenues

Consolidated

Approximately 77% of 2011 total revenues are comprised of cruise passenger ticket revenues. Cruise passenger ticket revenues increased by $1.1 billion, or 9.7%, to $12.2 billion in 2011 from $11.1 billion in 2010. This increase was substantially due to our 5.1% capacity increase in ALBDs, which accounted for $571 million, a weaker U.S. dollar against the euro, sterling and Australia dollar, which accounted for $257 million, an overall continuing recovery in cruise ticket pricing, which accounted for $155 million, and a 0.6 percentage point increase in occupancy, which accounted for $57 million. Our 2011 cruise passenger ticket pricing increase was affected by the close-in deployment changes resulting from the geo-political events in MENA, and to a lesser extent, the earthquake and resulting nuclear disaster in Japan as well as the European debt crisis (see "Key Performance Non-GAAP Financial Indicators").

The remaining 23% of 2011 total revenues is substantially all comprised of onboard and other cruise revenues, which increased by $253 million, or 8.1%, to $3.4 billion in 2011 from $3.1 billion in 2010. This increase was principally driven by our 5.1% capacity increase in ALBDs, which accounted for $160 million, and a weaker U.S. dollar against the euro, sterling and Australian dollar, which accounted for $58 million. Onboard and other revenues included concession revenues of $1.1 billion in 2011 and $958 million in 2010.

North America Brands

Approximately 76% of 2011 total revenues are comprised of cruise passenger ticket revenues. Cruise passenger ticket revenues increased by $444 million, or 7.0%, to $6.8 billion in 2011 from $6.3 billion in 2010. This increase was substantially due to a continuing recovery in cruise ticket pricing, particularly in the second half of 2011, which accounted for $186 million, our 2.8% capacity increase in ALBDs, which accounted for $176 million, and a 1.1 percentage point increase in occupancy, which accounted for $62 million.

The remaining 24% of 2011 total revenues is comprised of onboard and other cruise revenues, which increased $98 million, or 4.8%, to $2.2 billion in 2011 from $2.1 billion in 2010. This increase was primarily driven by our 2.8% capacity increase in ALBDs, which accounted for $57 million. Onboard and other revenues included concession revenues of $681 million in 2011 and $628 million in 2010.

EAA Brands

Approximately 83% of 2011 total revenues are comprised of cruise passenger ticket revenues. Cruise passenger ticket revenues increased $633 million, or 13.3%, to $5.4 billion in 2011 from $4.8 billion in 2010. This increase was caused by our 9.0% capacity increase in ALBDs, which accounted for $431 million, and a weaker U.S. dollar against the euro, sterling and Australia dollar, which accounted for $257 million. Cruise passenger ticket revenues were impacted by the close-in MENA deployment changes.

The remaining 17% of 2011 total revenues is comprised of onboard and other cruise revenues, which increased $141 million, or 14.6%, to $1.1 billion in 2011 from $1.0 billion in 2010. This increase was caused by our 9.0% capacity increase in ALBDs, which accounted for $87 million, and a weaker U.S. dollar against the euro, sterling and Australia dollar, which accounted for $58 million. Onboard and other revenues included concession revenues of $397 million in 2011 and $330 million in 2010.

Costs and Expenses

Consolidated

Operating costs and expenses increased $1.2 billion, or 13.3%, to $10.3 billion in 2011 from $9.1 billion in 2010. This increase was substantially due to higher fuel prices, which accounted for $535 million, our 5.1% capacity increase in ALBDs, which accounted for $457 million, a weaker U.S. dollar against the euro, sterling and Australia dollar, which accounted for $143 million, and inflationary pressures on crew travel, food, freight and other hotel operating expenses.

Selling and administrative expenses increased $103 million, or 6.4%, to $1.7 billion in 2011 from $1.6 billion in 2010. The increase was caused by our 5.1% capacity increase in ALBDs, which accounted for $82 million, and a weaker U.S. dollar against the euro, sterling and Australia dollar, which accounted for $29 million.

Depreciation and amortization expense increased $106 million, or 7.5%, to $1.5 billion in 2011 from $1.4 billion in 2010. The increase was substantially due to $71 million from our 5.1% capacity increase in ALBDs principally through the addition of new ships, and a weaker U.S. dollar against the euro, sterling and Australia dollar, which accounted for $26 million.

Our total costs and expenses as a percentage of revenues increased to 85.7% in 2011 from 83.8% in 2010.

North America Brands

Operating costs and expenses increased $554 million, or 10.5%, to $5.8 billion in 2011 from $5.3 billion in 2010. This increase was principally due to higher fuel prices, which accounted for $328 million, and our 2.8% capacity increase in ALBDs, which accounted for $148 million.

Selling and administrative expenses increased $36 million, or 4.0%, to $938 million in 2011 from $902 million in 2010.

Depreciation and amortization expense increased $26 million, or 3.1%, to $869 million in 2011 from $843 million in 2010.

Our total costs and expenses as a percentage of total revenues increased to 85.8% in 2011 from 84.0% in 2010.

EAA Brands

Operating costs and expenses increased $672 million, or 18.8%, to $4.2 billion in 2011 from $3.6 billion in 2010. This increase was caused by our 9.0% capacity increase in ALBDs, which accounted for $323 million, higher fuel prices, which accounted for $207 million, and a weaker U.S. dollar against the euro, sterling and Australia dollar, which accounted for $143 million.

Selling and administrative expenses increased $71 million, or 12.2%, to $655 million in 2011 from $584 million in 2010. The increase was caused by our 9.0% capacity increase in ALBDs, which accounted for $53 million, and a weaker U.S. dollar against euro, sterling and Australian dollar, which accounted for $29 million.

Depreciation and amortization expense increased $74 million, or 14.7%, to $579 million in 2011 from $505 million in 2010. The increase was substantially due to $46 million from our 9.0% capacity increase in ALBDs principally through the addition of new ships and a weaker U.S. dollar against the euro, sterling and Australian dollar, which accounted for $26 million.

Our total costs and expenses as a percentage of total revenues increased to 84.2% in 2011 from 81.3% in 2010.

Operating Income

Our consolidated operating income of $2.3 billion decreased slightly in 2011 compared to 2010. Our North America brands' operating income of $1.3 billion decreased $74 million, or 5.5%, in 2011 compared to 2010, and our EAA brands' operating income of $1.0 billion decreased $43 million, or 4.0%, in 2011 compared to 2010. These decreases were primarily due to the reasons discussed above.

Key Performance Non-GAAP Financial Indicators

ALBDs is a standard measure of passenger capacity for the period, which we use to perform rate and capacity variance analyses to determine the main non-capacity driven factors that cause our cruise revenues and expenses to vary. ALBDs assume that each cabin we offer for sale accommodates two passengers and is computed by multiplying passenger capacity by revenue-producing ship operating days in the period.

We use net cruise revenues per ALBD ("net revenue yields"), net cruise costs per ALBD and net cruise costs excluding fuel per ALBD as significant non-GAAP financial measures of our cruise segment financial performance. These measures enable us to separate the impact of predictable capacity changes from the more unpredictable rate changes that affect our business. We believe these non-GAAP measures provide useful information to investors and expanded insight to measure our revenue and cost performance as a supplement to our U.S. GAAP consolidated financial statements.

Net revenue yields are commonly used in the cruise business to measure a company's cruise segment revenue performance and for revenue management purposes. We use "net cruise revenues" rather than "gross cruise revenues" to calculate net revenue yields. We believe that net cruise revenues is a more meaningful measure in determining revenue yield than gross cruise revenues because it reflects the cruise revenues earned net of our most significant variable costs, which are travel agent commissions, cost of air and other transportation, certain other costs that are directly associated with onboard and other revenues and credit card fees. Substantially all of our remaining cruise costs are largely fixed, except for the impact of changing prices, once our ship capacity levels have been determined.

Net passenger ticket revenues reflect gross cruise revenues, net of (1) onboard and other revenues, (2) commissions, transportation and other costs and (3) onboard and other cruise costs. Net onboard and other revenues reflect gross cruise revenues, net of (1) passenger ticket revenues, (2) commissions, transportation and other costs and (3) onboard and other cruise costs. Net passenger ticket revenue yields and net onboard and other revenue yields are computed by dividing net passenger ticket revenues and net onboard and other revenues by ALBDs.

Net cruise costs per ALBD and net cruise costs excluding fuel per ALBD are the most significant measures we use to monitor our ability to control our cruise segment costs rather than gross cruise costs per ALBD. We exclude the same variable costs that are included in the calculation of net cruise revenues to calculate net cruise costs with and without fuel to avoid duplicating these variable costs in our non-GAAP financial measures.

In addition, because our EAA cruise brands utilize the euro, sterling and Australian dollar to measure their results and financial condition, the translation of those operations to our U.S. dollar reporting currency results in increases in reported U.S. dollar revenues and expenses if the U.S. dollar weakens against these foreign currencies, and decreases in reported U.S. dollar revenues and expenses if the U.S. dollar strengthens against these foreign currencies. Accordingly, we also monitor and report these non-GAAP financial measures assuming the 2011 and 2010 periods' currency exchange rates have remained constant with the 2010 and 2009 periods' rates, respectively, or on a "constant dollar basis," in order to remove the impact of changes in exchange rates on our non-U.S. dollar cruise operations. We believe that this is a useful measure since it facilitates a comparative view of the growth of our business in a fluctuating currency exchange rate environment.

Under U.S. GAAP, the realized and unrealized gains and losses on fuel derivatives not qualifying as fuel hedges are immediately recognized in earnings. We believe that unrealized gains and losses on fuel derivatives are not an indication of our future earnings performance since they may not ultimately be realized in our future earnings. Therefore, we believe it is more meaningful for the unrealized gains and losses on fuel derivatives to be excluded from our net income and EPS and, accordingly, we present a non-GAAP net income and non-GAAP EPS excluding these unrealized gains and losses.

Our consolidated financial statements are prepared in accordance with U.S. GAAP. The presentation of our non-GAAP financial information is not intended to be considered in isolation or as substitute for, or superior to, the financial information prepared in accordance with U.S. GAAP. There are no specific rules for determining our non-GAAP current and constant dollar financial measures and, accordingly, they are susceptible to varying calculations, and it is possible that they may not be exactly comparable to the like-kind information presented by other companies, which is a potential risk associated with using these measures to compare us to other companies.

Consolidated gross and net revenue yields were computed by dividing the gross and net cruise revenues, without rounding, by ALBDs as follows (dollars in millions, except yields):

	Years Ended November 30,				
	2011	2011 Constant Dollar	2010	2010 Constant Dollar	2009
Passenger ticket revenues	$ 12,158	$ 11,901	$ 11,084	$ 11,194	$ 10,288
Onboard and other revenues	3,357	3,299	3,104	3,117	2,885
Gross cruise revenues	15,515	15,200	14,188	14,311	13,173
Less cruise costs					
Commissions, transportation and other	(2,461)	(2,421)	(2,272)	(2,287)	(2,220)
Onboard and other	(506)	(495)	(474)	(474)	(461)
	(2,967)	(2,916)	(2,746)	(2,761)	(2,681)
Net passenger ticket revenues	9,697	9,480	8,812	8,907	8,068
Net onboard and other revenues	2,851	2,804	2,630	2,643	2,424
Net cruise revenues	$ 12,548	$ 12,284	$ 11,442	$ 11,550	$ 10,492
ALBDs	69,970,910	69,970,910	66,545,164	66,545,164	62,105,916
Gross revenue yields	$ 221.74	$ 217.24	$ 213.21	$ 215.06	$ 212.10
% increase vs. prior year	4.0%	1.9%	0.5%	1.4%	
Net revenue yields	$ 179.35	$ 175.56	$ 171.94	$ 173.57	$ 168.94
% increase vs. prior year	4.3%	2.1%	1.8%	2.7%	
Net passenger ticket revenue yields	$ 138.60	$ 135.49	$ 132.41	$ 133.86	$ 129.91
% increase vs. prior year	4.7%	2.3%	1.9%	3.0%	
Net onboard and other revenue yields	$ 40.75	$ 40.07	$ 39.52	$ 39.72	$ 39.03
% increase vs. prior year	3.1%	1.4%	1.3%	1.8%	

Consolidated gross and net cruise costs and net cruise costs excluding fuel per ALBD were computed by dividing the gross and net cruise costs and net cruise costs excluding fuel, without rounding, by ALBDs as follows (dollars in millions, except costs per ALBD):

	Years Ended November 30,				
	2011	2011 Constant Dollar	2010	2010 Constant Dollar	2009
Cruise operating expenses	$ 10,095	$ 9,952	$ 8,880	$ 8,911	$ 8,171
Cruise selling and administrative expenses	1,696	1,666	1,583	1,587	1,558
Gross cruise costs	11,791	11,618	10,463	10,498	9,729
Less cruise costs included in net cruise revenues					
Commissions, transportation and other	(2,461)	(2,421)	(2,272)	(2,287)	(2,220)
Onboard and other	(506)	(495)	(474)	(474)	(461)
Net cruise costs	8,824	8,702	7,717	7,737	7,048
Less fuel	(2,193)	(2,193)	(1,622)	(1,622)	(1,156)
Net cruise costs excluding fuel	$ 6,631	$ 6,509	$ 6,095	$ 6,115	$ 5,892
ALBDs	69,970,910	69,970,910	66,545,164	66,545,164	62,105,916
Gross cruise costs per ALBD	$ 168.51	$ 166.05	$ 157.23	$ 157.77	$ 156.64
% increase vs. prior year	7.2%	5.6%	0.4%	0.7%	
Net cruise costs per ALBD	$ 126.11	$ 124.37	$ 115.96	$ $116.28	$ 113.48
% increase vs. prior year	8.8%	7.3%	2.2%	2.5%	
Net cruise costs excluding fuel per ALBD	$ 94.76	$ 93.02	$ 91.59	$ 91.91	$ 94.86
% increase (decrease) vs. prior year	3.5%	1.6%	(3.4)%	(3.1)%	

Non-GAAP fully diluted earnings per share was computed as follows (in millions, except per share data):

	Years Ended November 30, 2011	2010
Net income - diluted		
U.S. GAAP net income (a)	$1,912	$1,989
Unrealized gains on fuel derivatives, net	(1)	-
Non-GAAP net income (a)	$1,911	$1,989
Weighted-average shares outstanding - diluted	789	805
Earnings per share - diluted		
U.S. GAAP earnings per share	$ 2.42	$ 2.47
Unrealized gains on fuel derivatives, net	-	-
Non-GAAP earnings per share	$ 2.42	$ 2.47

(a) For fiscal 2010, diluted net income included an add-back of interest expense on dilutive convertible notes.

Net cruise revenues increased $1.1 billion, or 9.7%, to $12.5 billion in 2011 from $11.4 billion in 2010. This was caused by a 5.1% capacity increase in ALBDs, which accounted for $589 million, a weaker U.S. dollar against the euro, sterling and Australia dollar, which accounted for $265 million, and a 2.1% increase in constant dollar net revenue yields, which accounted for $253 million. The 2.1% increase in net revenue yields on a constant dollar basis was comprised of a 2.3% increase in net passenger ticket revenue yields and a 1.4% increase in net onboard and other revenue yields. The 2.3% increase in net passenger ticket revenue yields was driven by the continuing recovery in pricing at our North American brands as they achieved an almost four percent net revenue yield increase while our EAA brands net revenue yields were in line with the prior year despite all of their challenges, including MENA, the earthquake and resulting nuclear disaster in Japan and the European debt crisis. Gross cruise revenues increased $1.3 billion, or 9.4%, to $15.5 billion in 2011 from $14.2 billion in 2010 for largely the same reasons as discussed above.

Net cruise costs excluding fuel increased $536 million, or 8.8%, to $6.6 billion in 2011 from $6.1 billion in 2010. This was caused by our 5.1 % capacity increase in ALBDs, which accounted for $314 million, a weaker U.S. dollar against the euro, sterling and Australia dollar, which accounted for $122 million, and a 1.6% increase in constant dollar net cruise costs excluding fuel per ALBD, which accounted for $100 million. The 1.6% increase in constant dollar net cruise costs excluding fuel per ALBD was principally driven by inflationary pressures on crew travel, food, freight and other hotel operating expenses.

Fuel costs increased $571 million, or 35.2%, to $2.2 billion in 2011 from $1.6 billion in 2010. This was caused by higher fuel prices, which accounted for $535 million, and a 5.1% capacity increase in ALBDs, which accounted for $83 million, partially offset by lower fuel consumption per ALBD.

Gross cruise costs increased $1.3 billion, or 12.7% to $11.8 billion in 2011 from $10.5 billion in 2010 for principally the same reasons as discussed above.

Fiscal 2010 ("2010") Compared to Fiscal 2009 ("2009")

Revenues

Consolidated

Approximately 77% of 2010 total revenues are comprised of cruise passenger ticket revenues. Cruise passenger ticket revenues increased by $796 million, or 7.7%, to $11.1 billion in 2010 from $10.3 billion in 2009. This increase was caused by our 7.1% capacity increase in ALBDs, which accounted for $735 million, and a recovery in overall cruise ticket pricing, which accounted for $317 million. Our 2010 cruise passenger ticket revenue increase was partially offset by the impacts of lower air transportation revenues due to fewer guests purchasing their air travel through us, and a stronger U.S. dollar against the euro and sterling compared to 2009 (see "Key Performance Non-GAAP Financial Indicators").

The remaining 23% of 2010 total revenues is principally comprised of onboard and other cruise revenues, which increased by $219 million, or 7.6%, to $3.1 billion in 2010 from $2.9 billion in 2009. This increase was substantially all due to our 7.1% capacity increase in ALBDs, which accounted for $206 million. Onboard and other revenues included concession revenues of $958 million in 2010 and $881 million in 2009.

North America Brands

Approximately 75% of 2010 total revenues are comprised of cruise passenger ticket revenues. Cruise passenger ticket revenues increased by $458 million, or 7.8%, to $6.3 billion in 2010 from $5.9 billion in 2009. This increase was caused by a significant recovery in cruise ticket pricing, which accounted for $311 million, and our 3.4% capacity increase in ALBDs, which accounted for $197 million. Our 2010 cruise passenger ticket revenue increase was partially offset by impacts of lower air transportation revenues from fewer guests purchasing their air travel through us.

The remaining 25% of 2010 total revenues is comprised of onboard and other cruise revenues, which increased $106 million, or 5.4%, to $2.1 billion in 2010 from $2.0 billion in 2009. This increase was primarily driven by our 3.4% capacity increase in ALBDs, which accounted for $66 million. Onboard and other revenues included concession revenues of $628 million in 2010 and $589 million in 2009.

EAA Brands

Approximately 83% of 2010 total revenues are comprised of cruise passenger ticket revenues. Cruise passenger ticket revenues increased $338 million, or 7.7%, to $4.8 billion in 2010 from $4.4 billion in 2009. This increase was caused by our 14.0% capacity increase in ALBDs, which accounted for $622 million. This increase was partially offset by the impact of the stronger U.S. dollar against the euro and sterling compared to 2009, which accounted for $111 million, the impact of lower air transportation revenues from fewer guests purchasing their air travel through us and a decrease in cruise ticket pricing primarily caused by the challenging winter season in the Brazilian market, which had significant increases in cruise business capacity.

The remaining 17% of 2010 total revenues is comprised of onboard and other cruise revenues, which increased $112 million, or 13.1%, to $965 million in 2010 from $853 million in 2009. This increase was caused by our 14.0% capacity increase in ALBDs, which accounted for $120 million. Onboard and other revenues included concession revenues of $330 million in 2010 and $291 million in 2009.

Costs and Expenses

Consolidated

Operating costs and expenses increased $685 million, or 8.1%, to $9.1 billion in 2010 from $8.4 billion in 2009. This increase was caused by our 7.1% capacity increase in ALBDs, which accounted for $584 million, and higher fuel prices, which accounted for $417 million. These increases were partially offset by the benefits from cost reduction programs and economies of scale, lower air transportation costs due to fewer guests purchasing their air travel through us and $61 million of aggregate gains recognized from the sale of P&O Cruises (UK)'s *Artemis* and a Cunard litigation settlement.

Selling and administrative expenses of $1.6 billion were flat in 2010 compared to 2009 despite our 7.1% capacity increase in ALBDs. The impact from the increase in capacity, which accounted for $111 million, was offset by the benefits from cost reduction programs and economies of scale.

Depreciation and amortization expense increased $107 million, or 8.2%, to $1.4 billion in 2010 from $1.3 billion in 2009 caused by $91 million from our 7.1% capacity increase in ALBDs through the addition of new ships, and additional ship and other improvement expenditures, net of disposals.

Our total costs and expenses as a percentage of revenues decreased slightly to 83.8% in 2010 from 84.0% in 2009.

North America Brands

Operating costs and expenses increased $350 million, or 7.1%, to $5.3 billion in 2010 from $4.9 billion in 2009. This increase was caused by higher fuel prices, which accounted for $260 million, and our 3.4% capacity increase in ALBDs, which accounted for $167 million. These increases were partially offset by the benefits from cost reduction programs and economies of scale and lower air transportation costs due to fewer guests purchasing air travel through us.

Selling and administrative expenses of $902 million were flat in 2010 compared to 2009 despite our 3.4% increase in ALBDs. The impact from the increase in capacity, which accounted for $30 million, was offset by the benefits from cost reduction programs and economies of scale.

Depreciation and amortization expense increased $52 million, or 6.6%, to $843 million in 2010 from $791 million in 2009, caused by $27 million from our 3.4% capacity increase in ALBDs through the addition of new ships, and additional ship and other improvement expenditures.

Our total costs and expenses as a percentage of total revenues decreased to 84.0% in 2010 from 84.8% in 2009.

EAA Brands

Operating costs and expenses increased $357 million, or 11.1%, to $3.6 billion in 2010 from $3.2 billion in 2009. This increase was caused by our 14.0% capacity increase in ALBDs, which accounted for $451 million, and higher fuel prices, which accounted for $157 million. These increases were partially offset by the benefits from cost reduction programs and economies of scale, lower air transportation costs due to fewer guests purchasing their air travel through us and $61 million of aggregate gains recognized from the sale of P&O Cruises (UK)'s *Artemis* and Cunard's litigation settlement.

Selling and administrative expenses of $584 million were flat in 2010 compared to 2009 despite our 14.0% capacity increase in ALBDs. The impact from the increase in capacity, which accounted for $80 million, was offset by the benefits from cost reductions programs and economies of scale.

Depreciation and amortization expense increased $47 million, or 10.3%, to $505 million in 2010 from $458 million in 2009, caused by $64 million from our 14.0% capacity increase in ALBDs through the addition of new ships, and additional ship and other improvement expenditures, net of disposals.

Our total costs and expenses as a percentage of total revenues increased to 81.3% in 2010 from 80.4% in 2009.

Operating Income

Our consolidated operating income increased $193 million, or 9.0%, to $2.3 billion in 2010 from $2.2 billion in 2009. Our North America brands' operating income increased $156 million, or 13.2%, to $1.3 billion in 2010 from $1.2 billion in 2009, and our EAA brands' operating income increased $35 million, or 3.4%, to $1.1 billion in 2010 from $1.0 billion in 2009. These increases were primarily due to the reasons discussed above.

Key Performance Non-GAAP Financial Indicators

Net cruise revenues increased $950 million, or 9.1%, to $11.4 billion in 2010 from $10.5 billion in 2009. This was caused by a 7.1% capacity increase in ALBDs, which accounted for $750 million, and a 2.7% increase in constant dollar net revenue yields, which accounted for $308 million, partially offset by the impact of a stronger U.S. dollar against the euro and sterling, which accounted for $108 million. The 2.7% increase in net revenue yields on a constant dollar basis was comprised of a 3.0% increase in net passenger ticket revenue yields and a 1.8% increase in net onboard and other revenue yields. The 3.0% increase in net passenger ticket revenue yields was driven by stronger North American brand yields as business trends improved from a gradually recovering economy, partially offset by slightly weaker EAA brand yields that were primarily caused by the challenging winter season in the Brazilian market, which had significant increases in cruise business capacity. Net onboard and other revenue yields increased 1.8% on a constant dollar basis due to higher onboard spending by our guests. Gross cruise revenues increased $1.0 billion, or 7.7%, to $14.2 billion in 2010 from $13.2 billion in 2009 for largely the same reasons as discussed above.

Net cruise costs excluding fuel increased $203 million, or 3.4%, to $6.1 billion in 2010 from $5.9 billion in 2009. This was caused by a 7.1% capacity increase in ALBDs, which accounted for $421 million, partially offset by a 3.1% decrease in constant dollar net cruise costs excluding fuel per ALBD, which accounted for $196 million. The 3.1% decrease in constant dollar net cruise costs excluding fuel per ALBD was primarily due to the benefits from cost reduction programs and economies of scale and $61 million of aggregate gains recognized from the sale of P&O Cruises (UK)'s *Artemis* and Cunard's litigation settlement. On a constant dollar basis, net cruise costs per ALBD excluding fuel and the gains recognized from the sale of P&O Cruises (UK)'s *Artemis* and Cunard's litigation settlement decreased 2.2% in 2010 compared to 2009.

Fuel costs increased $466 million, or 40.3%, to $1.6 billion in 2010 from $1.2 billion in 2009. This was driven by higher fuel prices, which accounted for $417 million, a 7.1% capacity increase in ALBDs, which accounted for $83 million and was partially offset by lower fuel consumption per ALBD.

Gross cruise costs increased $734 million, or 7.5% in 2010 to $10.5 billion from $9.7 billion in 2009 for largely the same reasons as discussed above.

Liquidity, Financial Condition and Capital Resources

Our primary financial goal is to profitably grow our cruise business, while maintaining a strong balance sheet, which allows us to return free cash flow to shareholders. Our ability to generate significant operating cash flows has allowed us to internally fund all of our capital investment program. Our current intention is to have an average of two to three new cruise ships enter service annually, some of which will replace the existing capacity from possible sales of older ships. Since we have slowed down the pace of our newbuilding program, we currently believe this will lead to an increase in free cash flows. Other objectives of our capital structure policy are to maintain an acceptable level of liquidity with our available cash and cash equivalents and committed financings for immediate and future liquidity needs, and a reasonable debt maturity profile that is spread out over a number of years.

Based on our historical results, projections and financial condition, we believe that our existing liquidity and cash flow from future operations will be sufficient to fund all of our expected capital projects, including shipbuilding commitments, debt service requirements, working capital needs, other firm commitments and dividends over the next several years. Our projected cash flow from operations and access to the capital markets can be adversely impacted by numerous factors outside our control including, but not limited to, those noted under "Cautionary Note Concerning Factors That May Affect Future Results." If additional debt funding is required, our ability to generate significant cash from operations and our investment grade credit ratings provide us with the ability in most financial credit market environments to obtain such debt funding. If our long-term senior unsecured credit ratings were to be downgraded or assigned a negative outlook, our access to, and cost of, financing may be negatively impacted.

At November 30, 2011 and 2010, we had working capital deficits of $4.8 billion and $4.5 billion, respectively. Our November 30, 2011 deficit included $3.1 billion of customer deposits, which represent the passenger revenues we collect in advance of sailing dates and, accordingly, are substantially more like deferred revenue transactions rather than actual current cash liabilities. Our November 30, 2011 working capital deficit included $1.3 billion of current debt obligations, which included $162 million outstanding under our commercial paper programs and $1.1 billion outstanding under our export credit facilities, bank loans and other debt. We continue to generate substantial cash from operations and have a strong balance sheet. This strong balance sheet provides us with the ability to refinance our current debt obligations as they become due in most financial credit market environments. We also have our main revolver available to provide long-term rollover financing should the need arise, or we choose to do so. After excluding customer deposits and current debt obligations from our November 30, 2011 working capital deficit balance, our non-GAAP adjusted working capital deficit was only $387 million. Our business model allows us to operate with an adjusted working capital deficit and, accordingly, we believe we will continue to have a working capital deficit for the foreseeable future.

Sources and Uses of Cash

Our business provided $3.8 billion of net cash from operations during fiscal 2011 and 2010.

During fiscal 2011, our expenditures for capital projects were $2.7 billion, of which $2.2 billion was spent on our ongoing new shipbuilding program, including $1.8 billion for the final delivery payments for *AIDAsol, Carnival Magic, Costa Favolosa* and *Seabourn Quest*. In addition to our new shipbuilding program, we had capital expenditures of $337 million for ship improvements and replacements and $176 million for information technology, buildings and other assets.

During fiscal 2011, we repaid a net $450 million of short-term borrowings in connection with our availability of, and needs for, cash at various times throughout the year. In addition, we repaid $1.2 billion of other long-term debt substantially for scheduled payments on export credit facilities and the early repayment of two floating rate bank loans and a portion of one export credit facility. Also, we borrowed $1.7 billion of new other long-term debt during fiscal 2011, under three export credit facilities and four bank loans. Finally, we paid cash dividends of $671 million and purchased $454 million of Carnival Corporation common stock and Carnival plc ordinary shares in open market transactions during fiscal 2011, which represented all of our $1.1 billion of fiscal 2011 free cash flow.

Future Commitments and Funding Sources

At November 30, 2011, our contractual cash obligations were as follows (in millions):

	Payments Due by Fiscal						
	2012	2013	2014	2015	2016	There-after	Total
Recorded Contractual Cash Obligations							
Short-term borrowings (a)	$ 281						$ 281
Long-term debt (a)	1,019	$1,624	$1,557	$1,195	$ 780	$2,897	9,072
Other long-term liabilities reflected on the balance sheet (b)	54	110	93	62	54	202	575
Unrecorded Contractual Cash Obligations							
Shipbuilding (c)	1,847	1,141	1,418	1,178	507	-	6,091
Operating leases (c)	41	39	34	31	28	180	353
Port facilities and other (c)	120	118	104	101	103	743	1,289
Purchase obligations (d)	767	63	38	31	24	27	950
Fixed rate interest payments (e)	362	309	205	183	135	717	1,911
Floating rate interest payments (e)	51	46	51	46	47	150	391
Total Contractual Cash Obligations (f)	$4,542	$3,450	$3,500	$2,827	$1,678	$4,916	$20,913

(See next page for footnotes.)

(a) Our debt, excluding short-term borrowings, has a weighted-average maturity of five years. See "Note 5 – Debt" in the accompanying consolidated financial statements for additional information regarding these debt obligations.

(b) Represents cash outflows for certain of our long-term liabilities, including their current portion, that could be reasonably estimated. The primary outflows are for estimates of our compensation plans' obligations, crew and guest claims, uncertain income tax position liabilities and certain deferred income taxes. Deferred income and certain deferred income taxes have been excluded from the table because they do not require a cash settlement in the future.

(c) Our shipbuilding contractual obligations are legal commitments and, accordingly, cannot be cancelled without cause by the shipyards or us, and such cancellation will subject the defaulting party to significant contractual liquidating damage payments. See "Note 6 – Commitments" in the accompanying consolidated financial statements for additional information regarding these contractual cash obligations.

(d) Represents legally-binding commitments to purchase inventory and other goods and services made in the normal course of business to meet operational requirements. Many of our contracts contain clauses that allow us to terminate the contract with notice, either with or without a termination penalty. Termination penalties are generally an amount less than the original obligation. Historically, we have not had any significant defaults of our contractual obligations or incurred significant penalties for termination of our contractual obligations.

(e) Fixed rate interest payments represent cash outflows for fixed interest payments, including interest swapped from a floating rate to a fixed rate and excluding the reverse of such a swap. Floating rate interest payments represent forecasted cash outflows for interest payments on floating rate debt, including interest swapped from a fixed rate to a floating rate, and excluding the reverse of such a swap, using the November 30, 2011 forward interest rates for the remaining terms of the loans.

(f) Amounts payable in foreign currencies, which are principally the euro, sterling and Australian dollars, are based on the November 30, 2011 exchange rates.

In September 2007, our Boards of Directors authorized the repurchase of up to an aggregate of $1 billion of Carnival Corporation common stock and Carnival plc ordinary shares subject to certain restrictions (the "Repurchase Program"). The Repurchase Program does not have an expiration date and may be discontinued by our Boards of Directors at any time.

During fiscal 2011, we repurchased 13.5 million shares of Carnival Corporation common stock at an average price of $30.72 and 1.3 million ordinary shares of Carnival plc at an average price of $30.73 under the Repurchase Program. During fiscal 2010 and 2009, there were no repurchases of Carnival Corporation common stock or Carnival plc ordinary shares under the Repurchase Program. At November 30, 2011, the remaining availability under the Repurchase Program was $334 million. There were no repurchases under the Repurchase Program from December 1, 2011 through January 23, 2012.

In addition to the Repurchase Program, the Boards of Directors have authorized the repurchase of up to 19.2 million Carnival plc ordinary shares and up to 31.5 million shares of Carnival Corporation common stock under the "Stock Swap" programs. We use the "Stock Swap" programs in situations where we can obtain an economic benefit because either Carnival Corporation common stock or Carnival plc ordinary shares are trading at a price that is at a premium or discount to the price of Carnival plc ordinary shares or Carnival Corporation common stock, as the case may be. This economic benefit is used for general corporate purposes, which could include repurchasing additional stock under the Repurchase Program. All Carnival plc ordinary share repurchases under both the Repurchase Program and the "Stock Swap" authorizations require annual shareholder approval. The existing shareholder approval is limited to a maximum of 21.4 million ordinary shares and is valid until the earlier of the conclusion of the Carnival plc 2012 annual general meeting, or October 12, 2012. Finally, under the "Stock Swap" programs, any sales of the Carnival Corporation common stock and Carnival plc ordinary shares have been or will be registered under the Securities Act. At January 23, 2012, the remaining availability under the "Stock Swap" programs repurchase authorization was 18.1 million Carnival plc ordinary shares and 31.5 million Carnival Corporation shares.

At November 30, 2011, we had liquidity of $6.9 billion. Our liquidity consisted of $450 million of cash and cash equivalents, excluding $293 million of cash used for current operations, $2.4 billion available for borrowing under our revolving credit facilities, net of commercial paper borrowings, and $4.3 billion under committed ship financings. Of this $4.3 billion of committed ship financings, $949 million, $856 million, $1.1 billion, $1.0 billion and $452 million are scheduled to be funded in fiscal 2012, 2013, 2014, 2015 and 2016, respectively. Substantially all of our revolving credit facilities are scheduled to mature in 2016. We rely on, and have banking relationships with, numerous large, well-established banks, which we believe will assist us in accessing multiple sources of funding in the event that some lenders are unwilling or unable to lend to us. However, we believe that our revolving credit facilities and committed financings will be honored as required pursuant to their contractual terms.

Substantially all of our debt agreements contain financial covenants as described in "Note 5 – Debt" in the accompanying consolidated financial statements. At November 30, 2011, we believe we were in compliance with all of our debt covenants. In addition, based on our forecasted operating results, financial condition and cash flows, we expect to be in compliance with our debt covenants over the next several years. Generally, if an event of default under any debt agreement occurs, then pursuant to cross default acceleration clauses, substantially all of our outstanding debt and derivative contract payables could become due, and all debt and derivative contracts could be terminated.

Off-Balance Sheet Arrangements

We are not a party to any off-balance sheet arrangements, including guarantee contracts, retained or contingent interests, certain derivative instruments and variable interest entities that either have, or are reasonably likely to have, a current or future material effect on our consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

For a discussion of our hedging strategies and market risks see the discussion below and "Note 10 - Fair Value Measurements, Derivative Instruments and Hedging Activities," in the accompanying consolidated financial statements.

Foreign Currency Exchange Rate Risks

Operational and Investment Currency Risks

We have $183 million of foreign currency forwards that are designated as hedges of our net investments in foreign operations, which have a euro-denominated functional currency, thus partially offsetting this foreign currency exchange rate risk. Based upon a 10% hypothetical change in the U.S. dollar compared to the euro as of November 30, 2011, assuming no changes in comparative interest rates, we estimate that these foreign currency forwards' fair values would change by $18 million, which would be offset by a corresponding change of $18 million in the U.S. dollar value of our net investments. In addition, based upon a 10% hypothetical change in the U.S. dollar compared to the euro, sterling and Australian dollar, which are the functional currencies that we translate into our U.S. dollar reporting currency, assuming no changes in comparative interest rates, we estimate that our 2012 full year December 20, 2011 non-GAAP guidance would change by approximately $200 million.

Newbuild Currency Risks

At November 30, 2011, none of our newbuild passenger capacity under contract that is exposed to currency exchange risk is hedged. The only newbuild contracts that have currency exchange risk for our cruise brands are two Princess and one P&O Cruises (UK) euro-denominated newbuild contracts with remaining commitments totaling $2.0 billion. The functional currency cost of each of these ships will increase or decrease based upon changes in the exchange rate until the payments are made under the shipbuilding contract, or we enter into a foreign currency hedge. Based upon a 10% hypothetical change in the U.S. dollar and sterling compared to the euro as of November 30, 2011, assuming no changes in comparative interest rates, the unpaid cost of these ships would have a corresponding change of approximately $200 million.

Interest Rate Risks

At November 30, 2011, we have interest rate swaps that effectively changed (1) $510 million of fixed rate debt to U.S. dollar LIBOR or GBP LIBOR-based floating rate debt and (2) $320 million of EURIBOR-based floating rate euro debt to fixed rate euro debt. Based upon a 10% hypothetical change in the November 30, 2011 market interest rates, assuming no change in currency exchange rates, the fair value of all our debt and related interest rate swaps would change by approximately $125 million. In addition, based upon a 10% hypothetical change in the November 30, 2011 market interest rates, our annual interest expense on floating rate debt, including the effect of our interest rate swaps, would change by an insignificant amount.

These amounts are determined by considering the impact of the hypothetical market interest rates on our existing debt and interest rate swaps. This analysis does not consider the effects of the changes in the level of overall economic activity that could exist in such environments. Currently, substantially all of our fixed rate debt can only be called or prepaid by incurring significant break fees, therefore it is unlikely we will be able to take any significant steps in the short-term to mitigate our exposure in the event of a significant decrease in market interest rates.

Fuel Price Risks

Our exposure to market risk for changes in fuel prices substantially all relate to the consumption of fuel on our ships. As previously discussed, in fiscal 2011 we implemented a fuel derivatives program to mitigate a portion of our economic risk attributable to potentially significant fuel price increases. We designed our fuel derivatives program to maximize operational flexibility by utilizing derivative markets with significant trading liquidity. As part of our fuel derivatives program, we will evaluate various derivative products and strategies. During 2011, we entered into zero cost collars that established ceiling and floor Brent prices. These derivatives are based on Brent prices whereas the actual fuel used on our ships is marine fuel. Changes in the Brent prices may not show a high degree of correlation with changes in our underlying marine fuel prices. We will not realize any economic gain or loss upon the maturity of our zero cost collars unless the price of Brent is above the ceiling price or below the floor price. We believe that these derivatives will act as economic hedges, however hedge accounting is not applied.

At November 30, 2011, we have fuel derivatives for approximately 10% of our estimated fuel consumption for the second half of fiscal 2012 through fiscal 2015. The volume and derivative products used in our fuel derivatives program may change based on our expectation of future market prices. Based on a 10% hypothetical change in Brent spot prices as of November 30, 2011, assuming no changes in comparative interest rates, there would be no impact to our cash flows resulting from fuel derivatives, as the resulting Brent price would remain within the ceiling and floor Brent prices established by these collars. We estimate that our fiscal 2012 fuel expenses would change by approximately $3.5 million for each $1 per metric ton change in our average fuel price. See "Note 10 – Fair Value Measurements, Derivative Instruments and Hedging Activities" in the accompanying consolidated financial statements for additional discussion of our fuel derivatives program.

SELECTED FINANCIAL DATA

The selected consolidated financial data presented below for fiscal 2007 through 2011 and as of the end of each such year, except for the other statistical data, are derived from our audited consolidated financial statements and should be read in conjunction with those consolidated financial statements and the related notes.

	Years Ended November 30,				
	2011	2010	2009	2008	2007
	(dollars in millions, except per share, per ton and currency data)				
Statements of Income Data					
Revenues	$15,793	$14,469	$13,460	$14,947	$13,306
Operating income	$ 2,255	$ 2,347	$ 2,154	$ 2,729	$ 2,725
Net income	$ 1,912	$ 1,978	$ 1,790	$ 2,324	$ 2,395
Earnings per share					
Basic	$ 2.43	$ 2.51	$ 2.27	$ 2.96	$ 3.04
Diluted	$ 2.42	$ 2.47	$ 2.24	$ 2.90	$ 2.95
Non-GAAP earnings per share – diluted (a)	$ 2.42	$ 2.47	$ 2.24	$ 2.90	$ 2.95
Dividends declared per share	$ 1.00	$ 0.40	$ -	$ 1.60	$ 1.375
Statements of Cash Flow Data					
Cash provided by operating activities	$ 3,766	$ 3,818	$ 3,342	$ 3,391	$ 4,069
Cash used in investing activities	$ 2,646	$ 3,501	$ 3,384	$ 3,255	$ 3,746
Capital expenditures	$ 2,696	$ 3,579	$ 3,380	$ 3,353	$ 3,312
Cash used in financing activities	$ 1,093	$ 404	$ 93	$ 315	$ 604
Dividends paid	$ 671	$ 237	$ 314	$ 1,261	$ 990
Other Statistical Data					
ALBDs (in thousands)	69,971	66,545	62,106	58,943	54,133
Passengers carried (in thousands)	9,559	9,147	8,519	8,183	7,672
Occupancy percentage	106.2%	105.6%	105.5%	105.7%	105.6%
Fuel consumption (metric tons in thousands)	3,395	3,319	3,184	3,179	3,033
Fuel cost per metric ton consumed	$ 646	$ 489	$ 363	$ 558	$ 361
Currencies					
U.S. dollar to €1	$ 1.40	$ 1.33	$ 1.39	$ 1.49	$ 1.36
U.S. dollar to £1	$ 1.60	$ 1.55	$ 1.56	$ 1.90	$ 2.00
U.S. dollar to Australian dollar	$ 1.03	$ 0.91	$ 0.77	$ 0.87	$ 0.83

	As of November 30,				
	2011	2010	2009	2008	2007
	(dollars in millions)				
Balance Sheet and Other Data					
Total assets	$38,637	$37,490	$36,835	$33,400	$34,181
Total debt	$ 9,353	$ 9,364	$10,047	$ 9,343	$ 8,846
Total shareholders' equity	$23,832	$23,031	$22,039	$19,137	$20,023
Total debt to capital (b)	28.2%	28.9%	31.3%	32.9%	30.6%

(a) For a discussion of the reconciliation to U.S. GAAP, see "Management's Discussion and Analysis of Financial Conditions and Results of Operations."

(b) Percentage of total debt to the sum of total debt and shareholders' equity.

MARKET PRICE FOR COMMON STOCK AND ORDINARY SHARES

Carnival Corporation's common stock, together with paired trust shares of beneficial interest in the P&O Princess Special Voting Trust, which holds a Special Voting Share of Carnival plc, is traded on the NYSE under the symbol "CCL." Carnival plc's ordinary shares trade on the London Stock Exchange under the symbol "CCL." Carnival plc's American Depository Shares ("ADSs"), each one of which represents one Carnival plc ordinary share, are traded on the NYSE under the symbol "CUK." The depository for the ADSs is JPMorgan Chase Bank. The daily high and low stock sales price for the periods indicated on their primary exchange was as follows:

	Carnival Corporation		Carnival plc			
	Per Share		Per Ordinary Share		Per ADS	
	High	Low	High	Low	High	Low
Fiscal 2011						
Fourth Quarter	$37.31	$28.52	£23.78	£18.23	$38.59	$28.85
Third Quarter	$38.83	$29.07	£24.83	£16.77	$40.06	$28.63
Second Quarter	$42.58	$36.90	£27.88	£23.42	$44.49	$38.54
First Quarter	$48.11	$40.52	£32.34	£26.04	$50.35	$41.58
Fiscal 2010						
Fourth Quarter	$44.90	$31.74	£27.92	£21.10	$45.48	$33.24
Third Quarter	$37.53	$29.68	£27.12	£20.29	$39.94	$31.49
Second Quarter	$44.21	$34.07	£29.37	£24.70	$45.78	$35.56
First Quarter	$36.16	$31.14	£24.85	£20.40	$38.33	$33.14

As of January 23, 2012, there were 3,585 holders of record of Carnival Corporation common stock and 35,949 holders of record of Carnival plc ordinary shares and 88 holders of record of Carnival plc ADSs. The past performance of our share prices cannot be relied on as a guide to their future performance.

All dividends for both Carnival Corporation and Carnival plc are declared in U.S. dollars. If declared, holders of Carnival Corporation common stock and Carnival plc ADSs receive a dividend payable in U.S. dollars. The dividends payable for Carnival plc ordinary shares are payable in sterling, unless the shareholders elect to receive the dividends in U.S. dollars. Dividends payable in sterling will be converted from U.S. dollars into sterling at the U.S. dollar to sterling exchange rate quoted by the Bank of England in London at 12:00 p.m. on the next combined U.S. and UK business day that follows the quarter end.

The payment and amount of any future dividend is within the discretion of the Boards of Directors. Our dividends were and will be based on a number of factors, including our earnings, liquidity position, financial condition, tone of business, capital requirements, credit ratings and the availability and cost of obtaining new debt. We cannot be certain that Carnival Corporation and Carnival plc will continue their dividend in the future, and if so, the amount and timing of such future dividends are not determinable and may be different than prior declarations.

STOCK PERFORMANCE GRAPHS

Carnival Corporation

The following graph compares the Price Performance of $100 if invested in Carnival Corporation common stock with the Price Performance of $100 if invested in each of the Dow Jones U.S. Travel and Leisure Index (the "Dow Jones Travel & Leisure Index"), the FTSE 100 Index and the S&P 500 Index. The Price Performance, as used in the Performance Graph, is calculated by assuming $100 is invested at the beginning of the period in Carnival Corporation common stock at a price equal to the market value. At the end of each fiscal year, the total value of the investment is computed by taking the number of shares owned, assuming Carnival Corporation dividends are reinvested on an annual basis, multiplied by the market price of the shares at the end of each fiscal year.

5-YEAR CUMULATIVE TOTAL RETURNS


$140
$120
$100
$80
$60
$40
DOLLARS
2006
2007
2008
2009
2010
2011
Carnival Corporation Common Stock
Dow Jones Travel & Leisure Index
FTSE 100 Index
S&P 500 Index

	Assumes $100 Invested on November 30, 2006 Assumes Dividends Reinvested Years Ended November 30,					
	2006	**2007**	**2008**	**2009**	**2010**	**2011**
Carnival Corporation Common Stock	$100	$ 95	$46	$71	$ 92	$ 76
Dow Jones Travel & Leisure Index	$100	$107	$58	$82	$121	$127
FTSE 100 Index	$100	$115	$60	$82	$ 86	$ 90
S&P 500 Index	$100	$108	$67	$84	$ 92	$ 99

Carnival plc

The following graph compares the Price Performance of $100 invested in Carnival plc ADSs, each representing one ordinary share of Carnival plc, with the Price Performance of $100 invested in each of the indexes noted below. The Price Performance is calculated in a similar manner as previously discussed.


5-YEAR CUMULATIVE TOTAL RETURNS
$140
$120
$100
$80
$60
$40
DOLLARS
2006
2007
2008
2009
2010
2011
Carnival plc ADS
Dow Jones Travel & Leisure Index
FTSE 100 Index
S&P 500 Composite

Assumes $100 Invested on November 30, 2006
Assumes Dividends Reinvested
Years Ended November 30,

	2006	2007	2008	2009	2010	2011
Carnival plc ADS	$100	$ 92	$46	$74	$ 92	$ 79
Dow Jones Travel & Leisure Index	$100	$107	$58	$82	$121	$127
FTSE 100 Index	$100	$115	$60	$82	$ 86	$ 90
S&P 500 Composite	$100	$108	$67	$84	$ 92	$ 99

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Our revenues from the sale of passenger tickets are seasonal. Historically, demand for cruises has been greatest during our third fiscal quarter, which includes the Northern Hemisphere summer months. This higher demand during the third quarter results in higher ticket prices and occupancy levels and, accordingly, the largest share of our operating income is earned during this period. The seasonality of our results also increases due to ships being taken out-of-service for maintenance, which we schedule during non-peak demand periods. In addition, substantially all of Holland America Princess Alaska Tours' revenue and net income is generated from May through September in conjunction with the Alaska cruise season. The seasonality of our results will continue to increase as we expand our EAA brands, which tend to be more seasonal than our North America brands although our North America brands have also been trending towards an increasing level of seasonality.

Quarterly financial results for fiscal 2011 were as follows (in millions, except per share data):

	Quarters Ended			
	February 28	May 31	August 31	November 30
Revenues	$3,419	$3,620	$5,058	$3,696
Operating income	$ 235	$ 279	$1,433 (a)	$ 308
Net income	$ 152	$ 206	$1,337 (a)	$ 217
Earnings per share				
Basic	$ 0.19	$ 0.26	$ 1.69	$ 0.28
Diluted	$ 0.19	$ 0.26	$ 1.69	$ 0.28
Non-GAAP earnings per share – diluted (b)	$ 0.19	$ 0.26	$ 1.69	$ 0.28
Dividends declared per share	$ 0.25	$ 0.25	$ 0.25	$ 0.25

(a) Includes $28 million of ship impairment charges.

(b) For a discussion of the reconciliation to U.S. GAAP, see "Management's Discussion and Analysis of Financial Conditions and Results of Operations."

Quarterly financial results for fiscal 2010 were as follows (in millions, except per share data):

	Quarters Ended			
	February 28	May 31	August 31	November 30
Revenues	$3,178	$3,267	$4,527	$3,497
Operating income	$ 255 (a)	$ 349	$1,402 (c)	$ 341
Net income	$ 175 (a)(b)	$ 252	$1,303 (c)(d)	$ 248
Earnings per share				
Basic	$ 0.22	$ 0.32	$ 1.65	$ 0.31
Diluted	$ 0.22	$ 0.32	$ 1.62	$ 0.31
Dividends declared per share	$ 0.10	$ 0.10	$ 0.10	$ 0.10

(a) Includes $19 million of income from minimum guarantees and a litigation settlement and a $44 million gain recognized from the sale of P&O Cruises (UK)'s *Artemis*.

(b) Includes an $18 million Italian investment income tax benefit.

(c) Includes a $41 million expense related to the British Merchant Navy Officers Pension Fund and a $17 million gain from Cunard's litigation settlement.

(d) Includes a $12 million Italian investment income tax benefit.

CORPORATE AND OTHER INFORMATION

EXECUTIVE OFFICERS

CARNIVAL CORPORATION & PLC

Micky Arison
Chairman of the Board and
Chief Executive Officer

Howard S. Frank
Vice Chairman of the Board and
Chief Operating Officer

David Bernstein
Senior Vice President and
Chief Financial Officer

Arnaldo Perez
Senior Vice President,
General Counsel and Secretary

Larry Freedman
Chief Accounting Officer and
Vice President-Controller

CARNIVAL CRUISE LINES
Gerald R. Cahill
President and Chief Executive Officer

CARNIVAL UK
David Dingle
Chief Executive Officer

COSTA CROCIERE S.p.A.
Pier Luigi Foschi
Chairman and Chief Executive Officer

HOLLAND AMERICA LINE
Stein Kruse
President and Chief Executive Officer

PRINCESS CRUISES
Alan B. Buckelew
President and Chief Executive Officer

OTHER SENIOR OFFICERS

Richard D. Ames
Senior Vice President Shared Services
Carnival Corporation & plc

Bo-Erik Blomqvist
Senior Vice President
Corporate Shipbuilding
Carnival Corporation & plc

Richard Brilliant
Senior Vice President and Chief Audit Executive
Management Advisory Services
Carnival Corporation & plc

Peter Fetten
Senior Vice President
Corporate Ship Refit
Carnival Corporation & plc

James Hunn
Senior Vice President
Maritime Policy and Compliance
Carnival Corporation & plc

Giora Israel
Senior Vice President
Global Port and Destination Development
Carnival Corporation & plc

Richard Meadows
President
Seabourn

Jerry Montgomery
Senior Vice President
Global Human Resources
Carnival Corporation & plc

Gianni Onorato
President
Costa Crociere S.p.A.

OTHER SENIOR OFFICERS (CONTINUED)

Alfredo Serrano
General Director
Iberocruceros

Ann Sherry
Chief Executive Officer
Carnival Australia

Michael Thamm
President
AIDA Cruises

BOARD OF DIRECTORS

Micky Arison [3]
Chairman of the Board and
Chief Executive Officer
Carnival Corporation & plc

Sir Jonathon Band [4]
Former First Sea Lord and
Chief of Naval Staff
British Navy

Robert H. Dickinson
Former President and
Chief Executive Officer
Carnival Cruise Lines

Arnold W. Donald [2, 4]
President and
Chief Executive Officer
The Executive Leadership Council

Pier Luigi Foschi
Chairman and Chief Executive Officer
Costa Crociere S.p.A.

Howard S. Frank [3]
Vice Chairman of the Board and
Chief Operating Officer
Carnival Corporation & plc

Richard J. Glasier [1, 2]
Former President and
Chief Executive Officer
Argosy Gaming Company

Modesto A. Maidique [1]
President Emeritus and Professor of
Management, Florida International
University and Executive Director,
FIU Center for Leadership

Sir John Parker [4, 5]
Chairman of Anglo American plc and
Vice Chairman of DP World Limited

Peter G. Ratcliffe
Former Chief Executive Officer
P&O Princess Cruises International

Stuart Subotnick [1, 5]
President and
Chief Executive Officer
Metromedia Company

Laura Weil [1, 2]
Former Chief Executive Officer
Ashley Stewart LLC

Randall J. Weisenburger [1]
Executive Vice President and
Chief Financial Officer
Omnicom Group Inc.

Uzi Zucker [1, 3, 5]
Private Investor

1 Audit Committee
2 Compensation Committee
3 Executive Committee
4 Health, Environmental, Safety & Security Committee
5 Nominating & Governance Committee

DIRECTORS EMERITUS AND LIFE PRESIDENTS

Ted Arison (1924-1999)
Chairman Emeritus, Carnival Corporation

Maks Birnbach (1920-2007)
Director Emeritus, Carnival Corporation

A. Kirk Lanterman
Chairman Emeritus,
Holland America Line Inc.

Meshulam Zonis (1933-2009)
Director Emeritus, Carnival Corporation

Horst Rahe
Life President of AIDA Cruises

The Lord Sterling of Plaistow GCVO, CBE
Life President of P&O Cruises

OTHER INFORMATION

Corporate Headquarters
Carnival Corporation
Carnival Place
3655 N.W. 87th Avenue
Miami, Florida 33178-2428 U.S.A.
305-599-2600

Registered Office
Carnival plc
Carnival House
5 Gainsford Street
London, SE1 2NE UK
44 (0) 20 7940 5381

Independent Registered Certified Public Accounting Firm
PricewaterhouseCoopers LLP
1441 Brickell Avenue, Suite 1100
Miami, Florida 33131-2330 U.S.A.

Registrars, Stock Transfer Agents and Dividend Reinvestment Plan Administrators
Carnival Corporation
Computershare Investor Services
P.O. Box 43078
Providence, Rhode Island 02940-3078
U.S.A.
800-568-3476

Carnival plc
Equiniti Limited
Aspect House, Spencer Road
Lancing, West Sussex BN99 6DA UK
0871 384 2665 (UK)
44 121 415 7107 (Outside UK)

Legal Counsel
Paul, Weiss, Rifkind, Wharton &
Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064 U.S.A.

Other Shareholder Information
Copies of our joint Annual Report on Form 10-K, joint Quarterly Reports on Form 10-Q, joint Current Reports on Form 8-K, Carnival plc Annual Accounts and all amendments to those reports, press releases and other documents, as well as information on our cruise brands are available through our website at www.carnivalcorp.com or www.carnivalplc.com.



CARNIVAL
CORPORATION & PLC

Carnival Place 3665 N.W. 87th Avenue Miami Florida 33178-2428 U.S.A. www.carnivalcorp.com
Carnival House 5 Gainsford Street London SE1 2NE UK www.carnivalplc.com